Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS THIRD QUARTER 2018 RESULTS; PRODUCTION GUIDANCE INCREASED FOR 2018 AND 2019; NUNAVUT DEVELOPMENT PROJECTS CONTINUE TO ADVANCE AS PLANNED; DRILLING EXTENDS AMARUQ MINERALIZATION AT DEPTH

Toronto (October 24, 2018) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported quarterly net income of $17.1 million, or $0.07 per share, for the third quarter of 2018.  This result includes non-cash foreign currency translation gains on deferred tax liabilities and non-recurring tax gains of $11.8 million ($0.05 per share) and non-cash foreign currency translation gains, mark-to-market adjustments and derivative gains on financial instruments of $4.1 million ($0.01 per share).  Excluding these items would result in adjusted net income1 of $1.2 million or $0.01 per share for the third quarter of 2018.  In the third quarter of 2017, the Company reported net income of $72.5 million or $0.31 per share.

Included in the third quarter of 2018 net income, and not adjusted above, is non-cash stock option expense of $3.8 million ($0.02 per share).

In the first nine months of 2018, the Company reported net income of $67.0 million, or $0.29 per share.  This compares with the first nine months of 2017, when net income was $203.3 million, or $0.89 per share.

In the third quarter of 2018, cash provided by operating activities was $137.6 million ($155.0 million before changes in non-cash components of working capital), as compared with the third quarter of 2017 when cash provided by operating activities was $194.1 million ($207.9 million before changes in non-cash components of working capital).

In the first nine months of 2018, cash provided by operating activities was $465.4 million ($495.1 million before changes in non-cash components of working capital), as compared

1 Adjusted net income is a non-GAAP measure.  For a discussion regarding the Company’s use of non-GAAP measures, please see “Note Regarding Certain Measures of Performance”.

with the first nine months of 2017 when cash provided by operating activities was $600.6 million ($629.9 million before changes in non-cash components of working capital).

The decrease in net income and cash provided by operating activities during the current quarter compared to the prior year period was mainly due to lower gold sales volumes, lower realized gold prices, lower by-product revenue and expected higher costs at several operations, principally at LaRonde, Kittila and the Company’s Mexican operations.  Lower gold sales were primarily as a result of the expected lower gold production in the period primarily due to reduced throughput levels at Meadowbank as the mine transitions through the last full year of mining at site.

The decrease in net income and cash provided by operating activities in the first nine months of 2018 compared to the prior year period was mainly due to lower gold sales volumes, lower by-product revenue and expected higher costs at several operations, principally at Meadowbank, Kittila and the Company’s Mexican operations, partially offset by higher realized gold prices.  Lower gold sales were primarily as a result of the expected lower gold production in the period primarily due to reduced throughput levels at Meadowbank as described above.

“On the back of another strong operational quarter, we have once again increased our 2018 production guidance.  We now expect to produce approximately 1.60 million ounces, up from our previous forecast of 1.58 million ounces that was announced last quarter. Total cash costs and AISC are expected to be at or slightly below the mid-point of our guidance range”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “Our Nunavut development projects are progressing well.  Drilling continues to generate positive exploration results from the Amaruq underground deposits and we see potential for a slightly earlier startup at Meliadine.  As a result, we now expect our 2019 gold production to exceed 1.70 million ounces, which was the mid-point of the previous 2019 guidance”, added Mr. Boyd.

Third quarter 2018 highlights include:

•                  Strong quarterly production with stable cost performance continues - Payable gold production2 in the third quarter of 2018 was 421,718 ounces at production costs per ounce of $657, total cash costs per ounce3 of $637 and all-in sustaining costs per ounce4 (“AISC”) of $848

2 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

3 Total cash costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for total cash costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

4 All-in-sustaining costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

•                  Production guidance increased for 2018 and 2019 - Based on strong operational performance, 2018 production guidance is now forecast to be approximately 1.60 million ounces of gold, compared to previous guidance of 1.58 million ounces of gold.  Total cash costs per ounce and AISC are expected to be at or slightly below the mid-point of the 2018 guidance range ($625 to $675 per ounce and $890 to $940 per ounce, respectively).  Given the positive development progress in Nunavut, 2019 production guidance is now forecast to exceed the mid-point of the current guidance range (1.63 to 1.77 million ounces).  The Company will update its 2019 production guidance in February 2019

•                  Meliadine project on budget and slightly ahead of schedule - At the end of September, construction at Meliadine was 89% completed and underground development was proceeding as planned with the first production stope in the drilling phase.  Commissioning of the process plant is expected to begin in the first quarter of 2019, followed by the expected commencement of commercial production in the second quarter of 2019

•                  Amaruq project continues to advance on schedule and on budget for 2018 - Expansion of the haulage road and exterior construction activities are scheduled to be completed in the fourth quarter of 2018.  The first ore is expected to be mined early in the second quarter of 2019.  Initial production from the Whale Tail deposit is expected to begin in the third quarter of 2019

•                  Drilling at Amaruq continues to expand known mineralized zones at depth, further highlighting the potential for underground mining - Recent drilling intersected 19.6 grams per tonne (“g/t”) gold over 5.6 metres at 656 metres depth, expanding the V Zone westward at depth.  A recent confirmation hole in the Whale Tail North deposit returned 19.5 g/t gold over 7.0 metres at 477 metres depth, which could expand the mineral resources outline.  High-grade intercepts, such as 14.2 g/t gold over 5.1 metres at 698 metres depth, expands the deep potential of the Whale Tail deposit to the west.  Underground ramp development is continuing at Amaruq, and the Company is evaluating potential underground mining scenarios

•                  A quarterly dividend of $0.11 per share was declared

Third Quarter Financial and Production Highlights

In the third quarter of 2018, strong operational performance continued at the Company’s mines, which led to payable gold production of 421,718 ounces, compared to 454,362 ounces in the third quarter of 2017.  In the first nine months of 2018, payable gold production was 1,215,957 ounces, compared to 1,300,321 ounces in the prior-year period.

The lower level of production in the third quarter of 2018 and the first nine months of 2018, when compared with the prior-year periods, was primarily due to reduced throughput levels at Meadowbank as the mine transitions through the last full year of mining at site.  A detailed description of the production of each mine is set out below.

Production costs per ounce in the third quarter of 2018 were $657, compared to $578 in the prior-year period.  Total cash costs per ounce in the third quarter of 2018 were $637, compared to $546 per ounce in the prior-year period.

Production costs per ounce in the first nine months of 2018 were $720, compared to $596 in the prior-year period.  Total cash costs per ounce in the first nine months of 2018 were $647, compared with $547 in the prior-year period.

Production costs per ounce and total cash costs per ounce in the third quarter of 2018 and the first nine months of 2018, when compared to the prior-year periods, were negatively affected by lower gold production levels at Meadowbank and higher costs at several mines, partially offset by the weakening of local currencies against the U.S. dollar.  In addition, total cash costs per ounce were negatively affected by lower by-product revenues.

AISC in the third quarter of 2018 were $848 per ounce, compared to $789 in the prior-year period.  The higher AISC when compared to the prior-year period is primarily due to the expected lower gold production and higher total cash costs per ounce compared to the third quarter of 2017.

AISC in the first nine months of 2018 were $885 per ounce, compared to $772 in the prior-year period.  The higher AISC when compared to the prior-year period is primarily due to the same reasons as described above.  A detailed description of the cost performance of each mine is set out below.

Cash Position Remains Strong

Cash and cash equivalents and short term investments decreased to $533.4 million at September 30, 2018, from the June 30, 2018 balance of $721.2 million as a result of the capital spending primarily at the Company’s Nunavut projects.

The outstanding balance on the Company’s credit facility remained nil at September 30, 2018.  This results in available credit lines of approximately $1.2 billion, not including the uncommitted $300 million accordion feature.

Approximately 54% of the Company’s remaining 2018 Canadian dollar exposure is hedged at an average floor price of 1.28 C$/US$, of which approximately one third are designated for capital expenditures at Meliadine.  Approximately 49% of the Company’s remaining 2018 Mexican peso exposure is hedged at an average floor price of 19.00 MXN/US$.  Approximately 14% of the Company’s remaining 2018 Euro exposure is hedged at an average floor price of 1.20 US$/EUR.  The Company’s full year 2018 cost guidance was based on assumed exchange rates of 1.25 C$/US$, 18.00 MXN/US$ and 1.20 US$/EUR.

Agnico Eagle anticipates adding to its operating currency hedges, subject to market conditions.

Diesel relating to the Nunavut operations that is expected to be consumed through to July 2019 was purchased during the 2018 sealift season.  As a result, any outstanding diesel hedges were settled in the third quarter of 2018.  Agnico Eagle anticipates opportunistically entering into hedging arrangements with respect to its diesel exposure for future consumption periods, subject to market conditions.

Capital Expenditures

Given the ongoing positive drill results from the deeper portions of the Whale Tail and V-Zone deposits (see the Amaruq section of this news release), and the potential to develop an underground mining scenario at Amaruq, in the third quarter of 2018 the Company began capitalizing underground ramp expenditures at Amaruq, which totalled $8.7 million in the period.  Capital costs for the ramp for the remainder of the year are estimated to be $7.9 million.  Capitalizing these costs is expected to reduce expensed exploration expenditures by $16.6 million for the full year 2018.

Total capital expenditures (including sustaining capital) in 2018 remain forecast to be approximately $1.08 billion.  The additional capital costs for the Amaruq underground ramp are expected to be offset by savings at other projects.  The following table sets out capital expenditures (including sustaining capital) in the third quarter and first nine months of 2018.

Capital Expenditures

(In thousands of US dollars)

	Three Months Ended	Nine Months Ended
	September 30, 2018	September 30, 2018
Sustaining Capital
LaRonde mine	$13,424	$47,036
LaRonde Zone 5	1,602	2,141
Canadian Malartic mine	13,572	42,862
Meadowbank mine	2,761	14,876
Kittila mine	14,479	37,947
Goldex mine	4,754	15,169
Pinos Altos mine	4,552	22,877
Creston Mascota mine	921	2,647
La India mine	2,498	5,422
Total Sustaining Capital	$58,563	$190,977

Development Capital
LaRonde mine	$5,208	$7,143
LaRonde Zone 5	4,626	19,627
Canadian Malartic mine	7,619	18,900
Amaruq satellite deposit	77,354	120,797
Amaruq underground ramp	8,700	8,700
Kittila mine	34,067	77,378
Goldex mine	7,221	23,762
Pinos Altos mine	1,707	1,991
Creston Mascota mine	4,971	14,921
La India mine	898	1,641
Meliadine project	126,398	296,852
Other	376	1,976
Total Development Capital	$279,145	$593,688
Total Capital Expenditures	$337,708	$784,665

Revised Guidance for 2018 and 2019 — Production Increased

Based on strong operational performance in the first nine months of the year, 2018 production guidance is now forecast to be approximately 1.60 million ounces of gold, compared to previous guidance of 1.58 million ounces of gold.  Key drivers for the increase in 2018 production guidance includes the extension of production at Lapa to December 2018, higher grades at Meadowbank in the third quarter of 2018 and higher throughput and grades at Canadian Malartic in the first nine months of 2018.

Total cash costs per ounce and AISC are expected to be at or slightly below the mid-point of the 2018 guidance range ($625 to $675 per ounce and $890 to $940 per ounce, respectively).  Given the positive development progress in Nunavut, 2019 production guidance is now forecast to exceed the mid-point of the current guidance range (1.63 to 1.77 million ounces).  The Company will update its 2019 production guidance in February 2019.

2018 Tax Guidance

The Company anticipates the overall effective tax rate for 2018 to be at the previous guidance of approximately 45% for the full year 2018.

As previously outlined in the Company’s news release dated February 14, 2018, the Company expects its effective tax rates by jurisdiction for the full year 2018 to be:

Canada - 40% to 50%

Mexico - 35% to 40%

Finland - 20%

Dividend Record and Payment Dates for the Fourth Quarter of 2018

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.11 per common share, payable on December 14, 2018, to shareholders of record as of November 30, 2018.  Agnico Eagle has declared a cash dividend every year since 1983.

Dividend Reinvestment Plan

Please see the following link for information on the Company’s dividend reinvestment plan: Dividend Reinvestment Plan

Third Quarter 2018 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Thursday, October 25, 2018 at 11:00 AM (E.D.T.) to discuss the Company’s financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately ten minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 8096137.  The conference call replay will expire on November 25, 2018.  The webcast, along with presentation slides will be archived for 180 days on the Company’s website.

NORTHERN BUSINESS REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec’s largest gold producer with a 100% interest in the LaRonde, Goldex, Lapa and LaRonde Zone 5 mines and a 50% interest in the Canadian Malartic mine.  These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Mine — Implementing Technologies to Support Future Automated Mining Activities

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

LaRonde Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2018	September 30, 2017
Tonnes of ore milled (thousands of tonnes)	555	582
Tonnes of ore milled per day	6,033	6,326
Gold grade (g/t)	5.18	5.87
Gold production (ounces)	88,353	105,345
Production costs per tonne (C$)	$110	$93
Minesite costs per tonne (C$)	$120	$101
Production costs per ounce of gold produced ($ per ounce):	$527	$377
Total cash costs per ounce of gold produced ($ per ounce):	$514	$328

Production costs per tonne in the third quarter of 2018 increased when compared to the prior-year period due to slightly higher labour costs (due to an increase in the Company’s employees versus contractors), higher underground costs, lower tonnage and the timing of unsold concentrate inventory.  Production costs per ounce in the third quarter of 2018 increased when compared to the prior-year period due to the reasons described above and lower production.

Minesite costs per tonne5 in the third quarter of 2018 increased when compared to the prior-year period due to slightly higher labour costs, higher underground costs and lower tonnage.  Total cash costs per ounce in the third quarter of 2018 increased when compared to the prior-year period due to the reasons described above, lower production and lower by-product metal revenues.

Gold production in the third quarter of 2018 decreased when compared to the prior-year period due to lower tonnage and lower grades resulting from the mining sequence.

5 Minesite costs per tonne is a non-GAAP measure.  For a reconciliation of this measure to production costs as reported in the financial statements, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance” below.

LaRonde Mine - Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2018	September 30, 2017
Tonnes of ore milled (thousands of tonnes)	1,593	1,661
Tonnes of ore milled per day	5,835	6,084
Gold grade (g/t)	5.37	5.02
Gold production (ounces)	262,664	256,347
Production costs per tonne (C$)	$140	$105
Minesite costs per tonne (C$)	$120	$107
Production costs per ounce of gold produced ($ per ounce):	$664	$510
Total cash costs per ounce of gold produced ($ per ounce):	$446	$413

Production costs per tonne in the first nine months of 2018 increased when compared to the prior-year period due to slightly higher labour costs, higher underground costs, lower tonnage and the timing of unsold concentrate inventory.  Production costs per ounce in the first nine months of 2018 increased when compared to the prior-year period due to the reasons described above, partially offset by higher production.

Minesite costs per tonne in the first nine months of 2018 increased when compared to the prior-year period due to slightly higher labour costs, higher underground costs and lower tonnage.  Total cash costs per ounce in the first nine months of 2018 increased when compared to the prior-year period due to the reasons described above, partially offset by higher production and by-product metal revenues.

Gold production in the first nine months of 2018 increased when compared to the prior-year period due to higher grades resulting from the mining sequence in the western pyramid in the lower part of the mine.

Drilling is ongoing at LaRonde 3 with a focus on mineral resource conversion to mineral reserves.  The Company continues to evaluate a phased approach to development between level 311 (a depth of 3.1 kilometres) and level 350 (a depth of 3.5 kilometres).  The Company is also studying the best design approaches to LaRonde 3 and the current western pyramid with consideration of potential seismic risk in the deeper portion of the mine.

Following the successful deployment of the LTE network at LaRonde Zone 5, the Company is installing a similar network at the LaRonde mine.  Full coverage below level 269 is expected to be in place by the end of 2018, and the technology will be evaluated for use at LaRonde 3.

The Company is also evaluating the potential to develop Zone 11-3, which is at depth in the past producing Bousquet 2 mine.  This zone currently hosts an indicated mineral resource of approximately 126,000 ounces of gold (824,800 tonnes grading 4.76 g/t gold), and could provide additional production flexibility for the LaRonde complex.

LaRonde Zone 5 — New Production Fleet Commissioned; Operations Continue to Ramp Up

In 2003, the Company acquired the LaRonde Zone 5 project (“LZ5”).  The property lies adjacent to and west of the LaRonde complex and previous operators exploited the deposit by open pit.  In February 2017, LZ5 was approved by Agnico Eagle’s Board of Directors for development.  Commercial production was achieved on June 1, 2018.

In the third quarter of 2018, mining continued at LZ5 with ore processed in July and ore stockpiled at surface in August and September as the mill processed ore from Lapa.

LaRonde Zone 5 Mine - Operating Statistics

Three Months Ended
September 30, 2018*
Tonnes of ore milled (thousands of tonnes)	54
Tonnes of ore milled per day	1,742
Gold grade (g/t)	2.49
Gold production (ounces)	3,823
Production costs per tonne (C$)	$148
Minesite costs per tonne (C$)	$85
Production costs per ounce of gold produced ($ per ounce):	$1,607
Total cash costs per ounce of gold produced ($ per ounce):	$897

* Milling operations occurred for 31 days in the period

Production costs per tonne in the third quarter of 2018 were $148.  Production costs per ounce in the third quarter of 2018 were $1,607.  Minesite costs per tonne in the third quarter of 2018 were C$85.  Total cash costs per ounce in the third quarter of 2018 were $897.  Gold production in the third quarter of 2018 was 3,823 ounces of gold.

LaRonde Zone 5 Mine - Operating Statistics

Nine Months Ended
September 30, 2018**
Tonnes of ore milled (thousands of tonnes)	110
Tonnes of ore milled per day	1,803
Gold grade (g/t)	2.63
Gold production (ounces)	8,424
Production costs per tonne (C$)	$79
Minesite costs per tonne (C$)	$85
Production costs per ounce of gold produced ($ per ounce):	$791
Total cash costs per ounce of gold produced ($ per ounce):	$842

** Milling operations occurred for 61 days in the period

Production costs per tonne in the nine months of 2018 were $79.  Production costs per ounce in the nine months of 2018 were $791.  Minesite costs per tonne in the nine months of 2018 were C$85.  Total cash costs per ounce in the nine months of 2018 were $842.  Gold production in the nine months of 2018 was 8,424 ounces of gold.

Mining will continue at LZ5 over the balance of 2018, but in order to maximize production (tonnage and ounces), ore from LZ5 will be batch processed with ore from Lapa until the end of 2018.  Currently stockpiled ore from LZ5 is expected to be processed in October and November.

Productivity at LZ5 is slightly better than forecast.  Dilution and mining recovery are slightly better than anticipated while mill recovery is higher than forecast.

The LZ5 full production fleet was commissioned in the third quarter of 2018 (two trucks and one scoop tram).  Pilot testing of automated mining is expected to start in the fourth quarter of 2018 for both trucks and the scoop tram.

Under the current LZ5 mine plan, a total of approximately 350,000 ounces of gold are expected to be mined through 2026.  The Company is evaluating the potential to extend operations at depth and along strike onto the Ellison property, which adjoins LZ5 to the west.  Ellison hosts an indicated mineral resource of 68,000 ounces (651,000 tonnes grading 3.25 g/t gold) as of December 31, 2017.

Canadian Malartic Mine — Strong Operational Performance Driven By Higher Grades

In June 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) acquired Osisko Mining Corporation and created the Canadian Malartic General Partnership (the “Partnership”).  The Partnership owns and operates the Canadian Malartic mine in northwestern Quebec through a joint management committee.  Each of Agnico Eagle and Yamana has an indirect 50% ownership interest in the Partnership.  All volume numbers in this section reflect the Company’s 50% interest in the Canadian Malartic mine, except as noted.

Canadian Malartic Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2018	September 30, 2017
Tonnes of ore milled (thousands of tonnes) (100%)	5,114	5,056
Tonnes of ore milled per day (100%)	55,587	54,957
Gold grade (g/t)	1.22	1.14
Gold production (ounces)	88,602	82,097
Production costs per tonne (C$)	$26	$22
Minesite costs per tonne (C$)	$26	$24
Production costs per ounce of gold produced ($ per ounce):	$573	$548
Total cash costs per ounce of gold produced ($ per ounce):	$572	$577

Production costs per tonne in the third quarter of 2018 increased when compared to the prior-year period due to higher costs for contractors, fuel and tires, partially offset by higher throughput levels.  Production costs per ounce in the third quarter of 2018 increased when compared to the prior-year period due to the reasons described above, partially offset by higher production.

Minesite costs per tonne in the third quarter of 2018 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the third quarter of 2018 decreased when compared to the prior-year period due higher production, partially offset by higher contractor and fuel costs.

Gold production in the third quarter of 2018 increased when compared to the prior-year period due to higher throughput levels and higher grades, partially offset by slightly lower gold recoveries.

Canadian Malartic Mine - Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2018	September 30, 2017
Tonnes of ore milled (thousands of tonnes) (100%)	15,400	15,128
Tonnes of ore milled per day (100%)	56,410	55,414
Gold grade (g/t)	1.21	1.09
Gold production (ounces)	263,868	235,988
Production costs per tonne (C$)	$25	$22
Minesite costs per tonne (C$)	$25	$23
Production costs per ounce of gold produced ($ per ounce):	$563	$552
Total cash costs per ounce of gold produced ($ per ounce):	$558	$558

Production costs per tonne in the first nine months of 2018 increased when compared to the prior-year period due to higher costs for contractors, fuel and tires, partially offset by higher throughput levels.  Production costs per ounce in the first nine months of 2018 increased when compared to the prior-year period due the reasons described above, partially offset by higher production.

Minesite costs per tonne in the first nine months of 2018 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the first nine months of 2018 were the same when compared to the prior-year period as the increase in costs described above were offset by higher production.

Gold production in the first nine months of 2018 increased when compared to the prior-year period due to higher throughput levels and higher grades, partially offset by slightly lower gold recoveries.

Work on the Barnat extension project is proceeding on budget and on schedule.  Work is primarily focused on the highway 117 road deviation, overburden stripping and tailings expansion.  Production activities at Barnat are scheduled to begin in late 2019.

As part of ongoing stakeholder engagement, Canadian Malartic is in discussions with four First Nations groups concerning a potential memorandum of understanding, which is expected to also include a financial component.  As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Company is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

Lapa — Operations Expected to Extend to December of 2018

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.

Lapa Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2018*	September 30, 2017
Tonnes of ore milled (thousands of tonnes)	116	134
Tonnes of ore milled per day	1,902	1,457
Gold grade (g/t)	3.51	4.41
Gold production (ounces)	10,464	17,169
Production costs per tonne (C$)	$67	$113
Minesite costs per tonne (C$)	$123	$113
Production costs per ounce of gold produced ($ per ounce):	$578	$703
Total cash costs per ounce of gold produced ($ per ounce):	$1,061	$706

* Milling operations occurred for 61 days in the period

In the third quarter of 2018, the Lapa mill processed ore for 61 days as the mine approaches the end of operations, therefore, the operating statistics in the above table are not meaningfully comparable to the prior-year period.

Lapa Mine - Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2018**	September 30, 2017
Tonnes of ore milled (thousands of tonnes)	242	398
Tonnes of ore milled per day	1,806	1,458
Gold grade (g/t)	4.23	4.24
Gold production (ounces)	26,719	48,410
Production costs per tonne (C$)	$92	$121
Minesite costs per tonne (C$)	$130	$120
Production costs per ounce of gold produced ($ per ounce):	$649	$758
Total cash costs per ounce of gold produced ($ per ounce):	$916	$755

** Milling operations occurred for 134 days in the period

In the first nine months of 2018, the Lapa mill processed ore for 134 days as the mine approaches the end of operations, therefore, the operating statistics in the above table are not meaningfully comparable to the prior-year period.

Mining operations at Lapa are forecast to continue to December with ore stockpiled in October and November expected to be processed in December.  As a result, gold production from Lapa for the full year 2018 is now forecast to exceed 30,000 ounces (previous guidance was 25,000 ounces).

Goldex — Extent of South Zone Greater than Expected; Potential for Increased Mining Throughput

The 100% owned Goldex mine in northwestern Quebec began production from the M and E satellite zones in September 2013.  Commercial production from the Deep 1 Zone commenced on July 1, 2017.

Goldex Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2018	September 30, 2017
Tonnes of ore milled (thousands of tonnes)	616	657
Tonnes of ore milled per day	6,696	7,141
Gold grade (g/t)	1.69	1.47
Gold production (ounces)	31,255	28,906
Production costs per tonne (C$)	$41	$34
Minesite costs per tonne (C$)	$41	$34
Production costs per ounce of gold produced ($ per ounce):	$617	$611
Total cash costs per ounce of gold produced ($ per ounce):	$611	$598

Production costs per tonne in the third quarter of 2018 increased when compared to the prior-year period due to higher maintenance costs and lower tonnage due to mining transitioning out of the M&E zones and the continuing ramp up of the Deep 1 sector.  Production costs per ounce in the third quarter of 2018 increased when compared to the prior-year period due to the reasons described above, partially offset by higher production.

Minesite costs per tonne in the third quarter of 2018 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the third quarter of 2018 increased when compared to the prior-year period due to the reasons described above.

Gold production in the third quarter of 2018 increased when compared to the prior-year period due to higher grades.  Throughput levels were lower in the third quarter of 2018 as a result of a 14-day scheduled shutdown at Goldex to update the hoist drive controls, which affected underground operations.  Concurrently, there was a seven-day scheduled shutdown to carry out mill maintenance.  Stockpiled ore was milled during one week of the underground shutdown.

Goldex Mine - Operating Statistics

All metrics exclude pre-production tonnes and ounces

	Nine Months Ended	Nine Months Ended
	September 30, 2018	September 30, 2017
Tonnes of ore milled (thousands of tonnes)	1,914	1,803
Tonnes of ore milled per day	7,011	6,604
Gold grade (g/t)	1.56	1.54
Gold production (ounces)	89,659	83,873
Production costs per tonne (C$)	$40	$36
Minesite costs per tonne (C$)	$40	$36
Production costs per ounce of gold produced ($ per ounce):	$656	$587
Total cash costs per ounce of gold produced ($ per ounce):	$654	$576

Production costs per tonne in the first nine months of 2018 increased when compared to the prior-year period due to higher costs relating to contractors, maintenance and consumables, partially offset by higher throughput levels (after deducting development ore tonnage from pre-commercial production at the Deep 1 Zone in the first nine months of 2017).  Production costs per ounce in the first nine months of 2018 increased when compared to the prior-year period due to the reasons described above, partially offset by higher production (after deducting pre-commercial ounces in the first nine months of 2017).

Minesite costs per tonne in the first nine months of 2018 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the first nine months of 2018 increased when compared to the prior-year period due to the reasons described above.

Gold production in the first nine months of 2018 increased when compared to the prior-year period (after deducting pre-commercial ounces in the first nine months of 2017) due to higher throughput levels.  As stope development in the higher grade Deep 1 area matures through 2018, utilization of the Rail-Veyor system is expected to increase and lead to a reduction in unit costs.

Drilling and development is ongoing in the South Zone, which is accessible from the Deep 1 Zone infrastructure.  The South Zone consists of quartz veins that have higher grades than those in the primary mineralized zones at Goldex.  The Company is evaluating the potential for the South Zone to provide incremental ore feed to the Goldex mill.  Additional development continued at level 106 as a result of better than expected grades, which allows for the potential to increase mining throughput from the South Zone.  A test stope in the South Zone is expected to be mined in the fourth quarter of 2018.

Akasaba West

The Company acquired the Akasaba West gold-copper deposit in January 2014.  Located less than 30 kilometres from Goldex, the Akasaba West deposit could create flexibility and synergies for the Company’s operations in the Abitibi region by using extra milling capacity at both Goldex and LaRonde, while reducing overall unit costs.

The Company continues to review the timeline for the integration of the Akasaba West project into the Goldex production profile.  Over a five-year mine life, total production is expected to be approximately 115,000 ounces of gold and 21,000 tonnes of copper at total cash costs per ounce of $550 to $600.

Kirkland Lake Project Update — 2018 Drilling Program Focused on Upper Beaver and Upper Canada

The Kirkland Lake project in northeastern Ontario covers approximately 27,312 hectares, and mineral reserves and mineral resources have been outlined on several properties.  The properties have been owned 100% by Agnico Eagle since March 28, 2018, when the Company completed the acquisition of Yamana’s indirect 50% interest in the Canadian exploration assets of Canadian Malartic Corporation that it did not previously own.  Deposits in the Kirkland Lake project include: Upper Beaver, Upper Canada, Anoki and McBean, and Amalgamated Kirkland.

An initial $5.6 million exploration program is underway at Kirkland Lake and drilling commenced in July.  There are currently two rigs working on extending the Upper Beaver deposit at depth, and one rig testing for satellite targets around the Upper Canada deposit.  In the third quarter of 2018, 11,754 metres of drilling (22 holes) was completed.

In addition, the Company is completing a technical review of historical exploration data for the Upper Beaver and Upper Canada deposits, and updating the geological models.  Baseline studies continue at Upper Beaver as well as detailed engineering work and consulting.  The Company is evaluating potential synergies between the Upper Beaver and Upper Canada projects and its other Abitibi operations.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential.  With the Company’s Meadowbank mine, two significant development assets (Meliadine and the Amaruq satellite deposit at Meadowbank) and other exploration projects, Nunavut has the potential to be a strategic operating platform with the ability to generate strong production and cash flows over several decades.

Meadowbank — Strong Third Quarter Performance Driven By Better than Expected Grade and Throughput

The 100% owned Meadowbank mine in Nunavut, northern Canada, achieved commercial production in March 2010.  The mine produced its two millionth ounce of gold in 2015.

Meadowbank Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2018	September 30, 2017
Tonnes of ore milled (thousands of tonnes)	888	939
Tonnes of ore milled per day	9,652	10,207
Gold grade (g/t)	2.56	3.16
Gold production (ounces)	68,259	86,821
Production costs per tonne (C$)	$73	$82
Minesite costs per tonne (C$)	$73	$82
Production costs per ounce of gold produced ($ per ounce):	$716	$697
Total cash costs per ounce of gold produced ($ per ounce):	$694	$661

Production costs per tonne in the third quarter of 2018 decreased when compared to the prior-year period primarily due to lower open pit mining costs as a result of the reduced rate of open pit mining activity as the mine transitions through the last full year of mining at site, partially offset by higher re-handling costs.  Production costs per ounce in the third quarter of 2018 increased when compared to the prior-year period as expected due to lower gold production.

Minesite costs per tonne in the third quarter of 2018 decreased when compared to the prior-year period primarily due to lower open pit mining costs as a result of the reduced rate of open pit mining activity as the mine transitions through the last full year of mining at site, partially offset by higher re-handling costs and lower throughput levels.  Total cash costs per ounce in the third quarter of 2018 increased when compared to the prior-year period as expected due to lower gold production.

Gold production in the third quarter of 2018 decreased when compared to the prior-year period as expected due to anticipated lower grades and processing ore that was harder than previously anticipated from the Vault pit, which resulted in lower throughput levels.

However, gold production in the third quarter of 2018 was better than the second quarter of 2018 as a result of higher grades and increased tonnage.  During the quarter, mining activities were carried out at both the Vault and Portage deposits and in addition, ore was sourced from the marginal stockpile.  For all three sources of ore, grades were slightly better than expected.  Tonnage was better than expected due to the operation of the secondary crusher and a higher ratio of Portage ore (softer) to Vault ore processed.

Meadowbank Mine - Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2018	September 30, 2017
Tonnes of ore milled (thousands of tonnes)	2,562	2,861
Tonnes of ore milled per day	9,385	10,480
Gold grade (g/t)	2.50	3.18
Gold production (ounces)	189,333	267,480
Production costs per tonne (C$)	$84	$77
Minesite costs per tonne (C$)	$82	$76
Production costs per ounce of gold produced ($ per ounce):	$881	$631
Total cash costs per ounce of gold produced ($ per ounce):	$839	$602

Production costs per tonne in the first nine months of 2018 increased when compared to the prior-year period primarily due to increased re-handling costs and lower throughput levels, partially offset by lower open pit mining costs.  Production costs per ounce in the first nine months of 2018 increased when compared to the prior-year period as expected due to the reasons described above and lower gold production.

Minesite costs per tonne in the first nine months of 2018 increased when compared to the prior-year period primarily due to increased re-handling costs and lower throughput levels,  partially offset by lower open pit mining costs.  Total cash costs per ounce in the first nine months of 2018 increased when compared to the prior-year period as expected due to the reasons described above and lower gold production.

Gold production in the first nine months of 2018 decreased when compared to the prior-year period as expected due to anticipated lower grades and processing ore that was harder than previously anticipated from the Vault pit, which resulted in lower throughput levels.

Amaruq Project — Project Continues to Advance on Schedule and on Budget; Exploration Continues to Extend Whale Tail and V Zone Mineralization at Depth

Agnico Eagle has a 100% interest in the Amaruq project, approximately 50 kilometres northwest of the Meadowbank mine.  Amaruq is situated on a 99,878-hectare property, almost adjacent to the 68,735-hectare Meadowbank property.  Development of the Amaruq project was approved in February 2017 by the Company’s Board of Directors as a satellite deposit to supply ore to the existing Meadowbank mill.

On July 11, 2018, the Minister of Crown-Indigenous Relations and Northern Affairs Canada (formerly Indigenous and Northern Affairs Canada) approved Agnico Eagle’s Type A Water Licence for the Whale Tail pit, which had been issued by the Nunavut Water Board on May 30, 2018.  This approval authorized the Company to commence development activities on the Whale Tail pit.

In late July 2018, the Company began construction activities related to the Whale Tail dike and progressive overburden and waste stripping for Phase 1 of the Whale Tail Pit. Other work carried out in the third quarter of 2018 included processing plant modifications, expansion of the haulage road, construction of a permanent camp facility and a new mobile maintenance shop.  Expansion of the haulage road is scheduled to be completed in November 2018 and exterior construction activities are expected to be finished in December 2018.

During the third quarter of 2018, 392 metres of ramp development was carried out.  Year-to-date ramp development is now 870 metres, with a target of 1,210 metres of development for the full year.  The first ventilation raise is also underway.

Given the ongoing positive drill results from the deeper portions of the Whale Tail and V-Zone deposits, and the potential to develop an underground mining scenario at Amaruq, in the third quarter of 2018 the Company began capitalizing underground ramp expenditures at Amaruq, which totalled $8.7 million in the period.  Capital costs for the ramp for the remainder of the year are estimated to be $7.9 million.

The first open pit ore is expected to be mined early in the second quarter of 2019.  Initial production from the Whale Tail deposit is expected to begin in the third quarter of 2019.  The Company is evaluating potential underground mining scenarios at Amaruq and an update will be provided with the Company’s year-end results in February 2019.

The Whale Tail Expansion permitting process for open pit mining activities at the V Zone and underground commenced on October 15, 2018, with a submission of a Project Description to the Nunavut Planning Commission for screening.  The Company subsequently received a positive notice indicating that the proposal conforms to the Land Use Plan.  The Environmental Assessment addendum related to Whale Tail Expansion will be submitted to the Nunavut Impact Review Board in accordance with the permitting process.

The Amaruq project remains on budget with capital expenditures in 2018 forecast to be approximately $175 million (not including the underground ramp expenditures discussed above).

Exploration Drilling Continues to Expand Known Mineralized Zones at Amaruq

Exploration continues at depth in both the Whale Tail deposit and V Zone, as well as conversion drilling of underground mineral resources close to the planned Whale Tail pit bottom.  In the third quarter of 2018, the Company drilled 29,702 metres in 90 drill holes at the Amaruq project, part of the 67,000-metre exploration drill program in 2018.  The exploration program at the Amaruq project was last reported in the Company’s news release dated July 16, 2018.

Selected recent intercepts from the Amaruq project are set out in the table below.  The drill hole collars are located on the Amaruq project local geology map; the pierce points are shown on the Amaruq project composite longitudinal section.  All intercepts reported for the Amaruq project show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration and conversion drill results from the Whale Tail (WT) deposit and V Zone, Amaruq project

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ18-1829	WT	311.2	319.5	257	7.8	8.8	8.8
AMQ18-1830B	WT	749.0	753.0	684	3.6	9.8	9.8
and	WT	770.3	774.2	702	3.7	8.8	8.8
AMQ18-1830C	WT	759.7	765.1	698	5.1	16.0	14.2
AMQ18-1831	WT	717.5	727.8	555	5.9	4.2	4.2
AMQ18-1831A	WT	683.8	689.8	545	4.6	6.2	6.2
and	WT	729.5	734.5	580	4.7	6.8	6.8
AMQ18-1834	WT	775.8	786.0	653	5.9	9.1	9.1
AMQ18-1836	WT	498.8	510.0	394	5.6	5.2	5.2
AMQ18-1840	WT	458.1	470.6	327	4.3	10.7	10.7
and	WT	488.0	501.0	349	11.3	4.0	4.0
AMQ18-1841A	WT North	621.5	630.7	477	7.0	30.8	19.5
AMQ18-1845	V Zone	549.7	553.2	436	3.0	19.0	18.6
and	V Zone	570.5	574.3	451	2.9	18.4	8.0
AMQ18-1845A	V Zone	584.2	596.5	491	9.4	10.3	7.2
AMQ18-1847A	WT	397.0	408.9	315	5.0	8.2	8.2
and	WT	428.0	442.2	340	6.0	7.2	7.2
AMQ18-1848	WT	194.2	232.9	186	12.0	11.3	10.4
including		194.9	210.1	176	5.2	17.1	14.8
including		221.2	232.9	197	5.9	10.9	10.9
AMQ18-1849	WT	18.4	34.1	26	11.1	3.8	3.8
and	WT	240.2	246.0	237	2.9	7.4	7.4
and	WT	253.0	273.3	257	10.2	9.8	9.8
including		258.5	265.5	257	3.5	15.1	15.1
and	WT	330.6	339.0	327	8.1	5.2	5.2
AMQ18-1853	WT	68.5	77.1	72	7.0	4.5	4.5
and	WT	104.5	114.9	108	7.4	3.8	3.8
AMQ18-1856	V Zone	795.8	802.8	643	6.1	5.1	5.1
and	V Zone	812.0	818.2	656	5.6	19.6	19.6

*Holes at the Whale Tail deposit use a capping factor of 80 g/t gold. Holes at V Zone use a capping factor of 60 g/t gold.

[Amaruq Project Local Geology Map]

[Amaruq Project Composite Longitudinal Section]

Whale Tail Deposit Conversion and Deep Exploration

The Whale Tail deposit has been defined over at least 2.3 kilometres of strike length and extends from surface to 915 metres depth.

The conversion drilling program in the third quarter targeted areas beneath the central and western side of the Whale Tail pit, aiming to convert mineral resources to mineral reserves.  The results continue to demonstrate the extension of high-grade mineralization below the proposed pit outline.  The intensive drill program is providing additional information that will be used to further refine the geological and structural models, confirming that there are multiple high-grade intervals.

One area of particular interest is the western part of the Whale Tail ore shoot.  This area has been investigated by two new holes, one drilled from the south and the other from the north, that have led to an update of the structural interpretation.  Hole AMQ18-1849 had four mineralized intercepts, including a significant result of 9.8 g/t gold over 10.2 metres at 257 metres depth, where it ran down-dip along the main folded zone, followed by an interval of 5.2 g/t gold over 8.1 metres at 327 metres depth.  The two intervals are interpreted as parts of the same mineralized lens folded into an S-shape (looking west).  This is expected to lead to a mineral resource with a more continuous outline and, locally, a steeper geometry, approximately 75 to 150 metres beneath the proposed Whale Tail pit.  The results of hole AMQ18-1829, with an intercept of 8.8 g/t gold over 7.8 metres at 257 metres depth in the same area, correspond with the interpretation of the folding of the zone.

Approximately 110 metres east of AMQ18-1849, hole AMQ18-1848 encountered significant gold grades, returning 10.4 g/t gold over 12.0 metres at 186 metres depth, some of which is outside the proposed pit limit.  These results support the interpretation of a thicker folded shape within Whale Tail’s main zone in this area.

A series of conversion holes located approximately 50 to 125 metres below the indicated mineral resources centred beneath the proposed Whale Tail pit also demonstrated good continuity of mineralization.  Hole AMQ18-1836 intersected stronger mineralization than anticipated in the iron formation: 5.2 g/t gold over 5.6 metres at 394 metres depth.  Approximately 80 metres to the east, hole AMQ18-1840 had two intercepts: 10.7 g/t gold over 4.3 metres at 327 metres depth and 4.0 g/t gold over 11.3 metres at 349 metres depth.   Another 110 metres farther east, hole AMQ18-1847A also had two intercepts: 8.2 g/t gold over 5.0 metres at 315 metres depth and 7.2 g/t gold over 6.0 metres at 340 metres depth.

The level of confidence in the Whale Tail geological model continues to improve.  Recent drill results could potentially increase the mineral reserve and mineral resources estimate.

Deep exploration drilling continued on the Whale Tail deposit during the third quarter of 2018 using directional drilling.  The main objective was to confirm and extend mineralization beneath the western side of the planned pit at depths ranging from 550 to 700 metres.  Results include hole AMQ18-1830C that highlights the mineral potential toward the west at depth, intersecting 14.2 g/t gold over 5.1 metres at 698 metres depth, approximately 130 metres west of the current inferred mineral resources.  Hole AMQ18-1831 returned 4.2 g/t gold over 5.9 metres at 555 metres depth, while hole AMQ18-1831A returned 6.8 g/t gold over 4.7 metres at 580 metres depth.  These intercepts are approximately 80 and 10 metres, respectively, west of the current inferred mineral resources at this level.  Near the eastern limit of the inferred mineral resources, hole AMQ18-1834 returned 9.1 g/t gold over 5.9 metres at 653 metres depth, confirming significant grade and thickness in this area.

In the Whale Tail North deposit,drill hole AMQ18-1841A returned 19.5 g/t gold over 7.0 metres at 477 metres depth, which could expand the mineral resources outline and improve the grade and thickness locally, along the Whale Tail North structure.  This intercept is approximatively 100 metres north of and slightly above the most strongly mineralized area of Whale Tail’s main zone at depth (described in the paragraph above).

The Whale Tail deposit remains open to the west at depth, and to the east along a shallow plunge corresponding to the main ore shoot.  The drill program for the remainder of 2018 will continue to test the Whale Tail deposit and the parallel structure to its north at depth, to expand the mineral resources and continue to convert inferred mineral resources to indicated mineral resources.

V Zone - Drilling Outlines a Potential New Ore Shoot at Depth

The V Zone consists of a series of parallel stacked mineralized structures striking northeast from near surface to as deep as 656 metres below surface; the dip of the structures is approximately 30 degrees near surface and steepens to 60 to 70 degrees at depth, where there are at least two parallel structures.

A mineralized corridor 100 to 150 metres wide plunging shallowly to the northeast has recently been interpreted as another V Zone ore shoot at depth.  It extends from approximately 350 metres to more than 650 metres depth.  The V Zone ore shoot follows the south limb of a fold in the contact between volcanic and sedimentary rock units, which is a favourable location for mineralization.  The ore shoot was first described in the Company’s news release dated July 16, 2018.

In the third quarter of 2018, deep exploration drilling continued to return positive results, particularly along the interpreted V Zone ore shoot.

Two new holes are located within the current inferred mineral resources area, providing important information on the geometry and continuity of the mineralization, particularly within the ultramafic host rock.  They also improve drill spacing in an area where previous drilling has demonstrated the presence of high-grade mineralization associated with a series of stacked parallel quartz veins that tend to steepen at depth.  Hole AMQ18-1845 intersected two intervals: 18.6 g/t gold over 3.0 metres at 436 metres depth and 8.0 g/t gold over 2.9 metres at 451 metres depth.  In addition, hole AMQ18-1845A intersected a single long interval of mineralized quartz vein returning 7.2 g/t gold over 9.4 metres at 491 metres depth.

Hole AMQ18-1856, located between previous drill intercepts, returned two distinct intervals both hosted in sedimentary rock: 5.1 g/t gold over 6.1 metres at 643 metres depth and 19.6 g/t gold over 5.6 metres at 656 metres depth.  This is the deepest intercept released in the V Zone.  Results of drilling to date in this area have the potential to extend the mineral resources in the lowest V Zone structure as much as 100 metres to the west and downward.

The V Zone ore shoot remains open at depth and laterally down-plunge along the favourable folded contact between volcanic and sedimentary rocks.  Additional drilling could result in extension of the high-grade ore shoot to the east and west, as well as better definition of the geometry of these structures by the end of 2018.

Meliadine Project — Boat Sealift Completed, Construction Activities are Slightly Ahead of Schedule and on Budget; Potential to Accelerate Commencement of Production

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010, and is Agnico Eagle’s largest gold deposit in terms of mineral resources.  The Company owns 100% of the 111,358-hectare property.  In February 2017, the Company’s Board of Directors approved the construction of the Meliadine project.

Underground development and surface construction at Meliadine continued through the third quarter of 2018 and the project remains on budget and slightly ahead of schedule for the commencement of commercial production in the second quarter of 2019.  The estimated capital budget for 2018 is unchanged at $398 million.

During the third quarter of 2018, the 2018 boat sealift was largely completed, as was the Rankin Inlet bypass road.  Hauling of materials to site can now proceed on a 24-hour basis.

Third Quarter 2018 Activities

Recent development/construction highlights include:

•                  At end of the third quarter of 2018, construction was 89% complete

•                  The filter press and reagents area were completed in the quarter and mechanical testing will be carried out in late October

•                  The crusher and oxygen plant buildings are enclosed and mechanical installation is underway.  Construction of the ore bin silo and thickener are in progress.  Crusher installation is expected to be completed by the end of January

•                  Erection of the paste plant structure is complete and all heavy mechanical equipment is in place

•                  The paste dump station concrete is complete with civil earthwork for the paste line 85% complete

•                  Commissioning of the power plant is planned for October

•                  Mechanical completion of the process plant is still expected in December 2018, with commissioning expected to begin in the first quarter of 2019

•                  The new hauling fleet added in August and additional bolters, jumbos and emulsion loaders added in September helped to maximize underground productivity.  In the third quarter of 2018, approximately 1,860 metres of underground development was completed (6,121 metres completed year-to-date).  The main development focus was on the lower levels and Ramp 3

•                  All fresh air raises have been completed ahead of schedule

•                  In the third quarter of 2018, approximately 3,372 metres of underground delineation drilling was completed (15,590 metres completed year-to-date), which is in line with budget.  All of the stopes that will be mined in 2018 have been delineated, and stope delineation for 2019 is progressing as expected

•                  Results from the delineation drilling have generally been in line with the block model

•                  Production drilling for the first stope began on September 19, 2018, ahead of schedule by approximately two weeks.  Four stopes are expected to be completed by year-end 2018

•                  In the second quarter of 2019, the process plant is expected to start up using a 150,000 to 200,000-tonne stockpile of development ore grading approximately 8.5 g/t gold

•                  Exploration drilling is ongoing to expand and convert mineral resources into mineral reserves in numerous areas of the mine.  Additional details will be provided with the Company’s year-end results in February 2019

FINLAND AND SWEDEN

Agnico Eagle’s Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company’s largest mineral reserves.  Exploration activities continue to expand the mineral reserves and mineral resources and the Company has approved an expansion to add an underground shaft and increase expected mill throughput by 25 percent to 2.0 million tonnes per annum (“mtpa”).  In Sweden, the Company has a 55 percent interest in the Barsele exploration project.

Kittila — Record Quarterly Mill Throughput in the Third Quarter of 2018

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2018	September 30, 2017
Tonnes of ore milled (thousands of tonnes)	474	429
Tonnes of ore milled per day	5,152	4,659
Gold grade (g/t)	3.87	4.15
Gold production (ounces)	49,459	50,415
Production costs per tonne (EUR)	€71	€76
Minesite costs per tonne (EUR)	€72	€77
Production costs per ounce of gold produced ($ per ounce):	$791	$750
Total cash costs per ounce of gold produced ($ per ounce):	$813	$753

Production costs per tonne in the third quarter of 2018 decreased when compared to the prior-year period primarily due to higher throughput levels.  Production costs per ounce in the third quarter of 2018 increased when compared to the prior-year period due to lower gold production.

Minesite costs per tonne in the third quarter of 2018 decreased when compared to the prior-year period due to the reason described above.  Total cash costs per ounce in the third quarter of 2018 increased when compared to the prior-year period due to the reason described above.

Despite record quarterly mill throughput, gold production in the third quarter of 2018 decreased when compared to the prior-year period due to lower grades and recoveries.  The lower grade resulted from a delay in accessing higher grade stopes due to a re-prioritization of underground development.  Mining development is back on schedule; however, grades are expected to remain slightly below guidance for the remainder of 2018 primarily due to the mining sequence.  The lower grades are expected to be partially offset by higher throughput levels.

Recoveries were slightly below guidance in the third quarter of 2018 due to higher than expected thiocyanate concentrations in the reclaim water pond, higher amounts of active carbon in the ore and lower grade.  Thiocyanate levels have declined during the summer months and a new water treatment strategy is being developed to address this issue.

Kittila Mine - Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2018	September 30, 2017
Tonnes of ore milled (thousands of tonnes)	1,365	1,291
Tonnes of ore milled per day	5,000	4,728
Gold grade (g/t)	3.76	4.09
Gold production (ounces)	139,626	149,192
Production costs per tonne (EUR)	€74	€76
Minesite costs per tonne (EUR)	€75	€76
Production costs per ounce of gold produced ($ per ounce):	$864	$738
Total cash costs per ounce of gold produced ($ per ounce):	$876	$739

Production costs per tonne in the first nine months of 2018 decreased when compared to the prior-year period due to higher throughput levels.  Production costs per ounce in the first nine months of 2018 increased when compared to the prior-year period due to lower gold production and the strengthening of the Euro relative to the U.S. dollar between periods.

Minesite costs per tonne in the first nine months of 2018 were essentially the same when compared to the prior-year period.  Total cash costs per ounce in the first nine months of 2018 increased when compared to the prior-year period due to lower gold production and the strengthening of the Euro relative to the U.S. dollar between periods.

Gold production in the first nine months of 2018 decreased when compared to the prior-year period due to lower grades and recoveries, as described above.

An eight to ten-day scheduled autoclave shutdown is scheduled for late October.

In February 2018, the Company’s Board of Directors approved an expansion to increase throughput rates at Kittila to 2.0 mtpa from the current rate of 1.6 mtpa.  This expansion includes the construction of a 1,044-metre deep shaft, a processing plant expansion as well as other infrastructure and service upgrades over a period from 2018 to 2021.

The expansion project is expected to increase the efficiency of the mine and decrease or maintain current operating costs while providing access to the deeper mining horizons.  In addition, the shaft is expected to provide access to the mineral resources located below 1,150 metres depth, where recent exploration programs have shown promising results.

The Kittila shaft/mill expansion is progressing on schedule and on budget.  Major contracts are in place, mobilization is complete and permitting is underway.  Shaft raise boring for the first 325 metres was completed in August, and slashing is expected to start at the end of October.

Phase 1 of the mill expansion remains on schedule and on budget.  Engineering was finalized in the third quarter of 2018, and civil and structural work has begun.  The first mill tie-ins are expected to be completed during a scheduled mill shutdown in the spring of 2019.  Structural work continues on the Rimpi paste plant, and the underground paste line will be started in the fourth quarter of 2018.  The Rimpi paste plant is expected to be completed in the first quarter of 2019.

Capital expenditures for the expansion project in 2018 remain on budget at €21 million.

Drilling Continues to Infill and Expand the Roura Main Zone and Sisar Top and Central Areas

In the third quarter of 2018, exploration drilling at Kittila continued with 17 holes (5,896 metres) drilled in the Sisar Top, Sisar Central, Roura and Rimpi Deep zones.  Sisar is subparallel to and slightly east of the main Kittila mineralization.

Selected recent drill results are set out in the table below and drill-hole collar coordinates are set out in the Appendix of this news release.  Pierce points are shown on the Kittila Composite Longitudinal Section.  All intercepts reported for the Kittila mine show uncapped grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Sisar and Roura zones at the Kittila mine

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
ROD13-002C	Main - Roura	453.6	462.0	1,053	3.1	4.3
and	Main - Roura	504.0	513.0	1,091	3.6	4.5
ROD13-002D	Main - Roura	486.0	499.0	1,070	6.9	5.5
ROD13-002E	Main - Roura	514.0	528.0	1,106	5.2	6.9
ROD18-700	Sisar Top	549.0	555.0	1,094	3.8	4.3
ROU18-603	Main - Roura	120.0	125.0	1,009	3.7	5.4
ROU18-604	Main - Roura	149.0	154.0	1,042	3.1	5.5
and	Main - Roura	173.0	190.0	1,061	10.5	3.7
ROU18-606	Sisar Top	145.0	151.0	886	5.7	4.5
ROU18-611	Sisar Central	296.1	302.0	1,124	4.0	4.4
ROU18-616	Main - Roura	118.0	123.0	1,009	3.5	5.1
and	Sisar Top	196.0	206.0	1,047	7.2	4.6

[Kittla Composite Longitudinal Section]

Drilling continues into the Roura area from the exploration ramp.  Recent intercepts have confirmed the Main Zone and the Sisar Top Zone mineral reserves and mineral resources in the northern part of the Roura area, between 885 and 1,125 metres depth.  Drilling targeted the Roura-Rimpi gap area in the Main and Sisar zones.

In the Main Zone, hole ROU18-603 returned 5.4 g/t gold over 3.7 metres at 1,009 metres depth and hole ROU18-604 returned 5.5 g/t gold over 3.1 metres at 1,042 metres depth; the same hole intersected another lens approximately 20 metres to the east grading 3.7 g/t gold over 10.5 metres at 1,061 metres depth.  These three intercepts confirm the Main Zone in the area.  Approximately 50 metres to the south, hole ROU18-616 intersected the Main Zone grading 5.1 g/t gold over 3.5 metres at 1,009 metres depth.

Three exploration holes drilled from the same platform on the exploration ramp intersected the Sisar Zone over a 240-metre range of depths.  Hole ROU18-606 returned 4.5 g/t gold over 5.7 metres at 886 metres depth, while hole ROU18-611 returned 4.4 g/t gold over 4.0 metres at 1,124 metres depth.  Approximately 100 metres to the south, hole ROU18-616 returned 4.6 g/t gold over 7.2 metres at 1,047 metres depth.  These three intercepts confirm the Sisar Zone mineral reserves and mineral resources in this area.

Drilling of the Roura area continues from the exploration ramp with two high-capacity drill rigs.  The goal of this drilling is to convert mineral resources into mineral reserves in the Main and Sisar zones between 1,100 to 1,400 metres depth.

Approximately 250 metres to the south of the drill holes described above, hole ROD18-700 intersected 4.3 g/t gold over 3.8 metres at 1,094 metres depth at the Sisar Top Zone.

Another 250 metres southward, three holes have confirmed the Main Zone in this area.  Hole ROD13-002C intersected two lenses of the Roura Main Zone: 4.3 g/t gold over 3.1 metres at 1,053 metres depth and 4.5 g/t gold over 3.6 metres at 1,091 metres depth.  Hole ROD13-002D intersected 5.5 g/t gold over 6.9 metres at 1,070 metres depth, while hole ROD17-002E intersected 6.9 g/t gold over 5.2 metres at 1,106 metres depth.

The 2018 exploration program is budgeted at $9.2 million including 36,000 metres of drilling, focused on extending the Roura and Rimpi zones.

SOUTHERN BUSINESS REVIEW

Agnico Eagle’s Southern Business operations are focused in Mexico.  These operations have been a solid source of precious metals production (gold and silver) with stable operating costs and strong free cash flow since 2009.

Pinos Altos — Sinter Underground Development Underway; Access to Mineralization Expected in Q4 2018

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2018	September 30, 2017
Tonnes of ore processed (thousands of tonnes)	508	587
Tonnes of ore processed per day	5,522	6,380
Gold grade (g/t)	2.96	2.65
Gold production (ounces)	46,405	46,897
Production costs per tonne	$66	$44
Minesite costs per tonne	$66	$51
Production costs per ounce of gold produced ($ per ounce):	$727	$545
Total cash costs per ounce of gold produced ($ per ounce):	$533	$376

Production costs per tonne in the third quarter of 2018 increased when compared to the prior-year period due to lower throughput levels, higher costs associated with underground mining and the timing of unsold inventory.  Production costs per ounce in the third quarter of 2018 increased when compared to the prior-year period due to the reasons described above.

Minesite costs per tonne in the third quarter of 2018 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the third quarter of 2018 increased when compared to the prior-year period due to the reasons described above and lower by-product revenues.

Gold production in the third quarter of 2018 was essentially unchanged when compared to the prior-year period.

Pinos Altos Mine - Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2018	September 30, 2017
Tonnes of ore processed (thousands of tonnes)	1,630	1,760
Tonnes of ore processed per day	5,971	6,447
Gold grade (g/t)	2.66	2.67
Gold production (ounces)	131,887	140,453
Production costs per tonne	$63	$44
Minesite costs per tonne	$62	$48
Production costs per ounce of gold produced ($ per ounce):	$782	$555
Total cash costs per ounce of gold produced ($ per ounce):	$560	$369

Production costs per tonne in the first nine months of 2018 increased when compared to the prior-year period due to lower throughput levels, higher costs associated with underground mining and the timing of unsold inventory.  Production costs per ounce in the first nine months of 2018 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Minesite costs per tonne in the first nine months of 2018 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the first nine months of 2018 increased when compared to the prior-year period due to the reasons described above, lower gold production and lower by-product revenue.

Gold production in the first nine months of 2018 decreased when compared to the prior-year period due to lower throughput levels.

In 2018, Pinos Altos is transitioning into a predominantly underground mining operation, with associated higher costs.  The development of satellite deposits provides an opportunity to lower unit costs by filling available capacity at the processing and heap leaching facility.  Optimization opportunities are being studied to reduce unit costs.

The Sinter and Cubiro satellite deposits at Pinos Altos continued to advance in the third quarter of 2018.  The Sinter deposit, located approximately 2.0 kilometres northwest of the

Pinos Altos mine, will be mined from underground and a small open pit.  At Sinter, underground development has begun; 400 metres of lateral development and ancillary drifts have been completed.  Initial production from Sinter is expected to commence in the fourth quarter of 2018.

At the Cubiro deposit, located approximately 9.2 kilometres northwest of the Pinos Altos mine, which could potentially supply high-grade ore to the Pinos Altos processing facilities, access road construction was completed in the third quarter of 2018.  Ramp development preparation began in September and 460 metres of underground development is planned to start in the fourth quarter of 2018.  Underground exploration and delineation drilling is expected to commence in 2019.

At Pinos Altos, the Company is currently installing an ore sorting pilot plant with the goal of improving feed grades to the processing facilities.  Testing is expected to begin in late October and continue for approximately six months.  Over this period, samples will be processed from all the ore bodies to determine the merits of implementing the technology in Mexico; similar ore sorting pilot testing is being considered in the Company’s other operating regions.

Exploration in the Third Quarter of 2018 Focused on Reyna de Plata Deposit

The Reyna de Plata deposit is an opportunity for another satellite source of ore on the Pinos Altos property, approximately 1,200 metres north of the Oberon de Weber pit.  The Company is studying different mining options to advance the deposit into the Pinos Altos production schedule.  The current exploration program is part of the activities to increase the mineral resources at Reyna de Plata.

Exploration permits were received for the Reyna de Plata deposit in the fourth quarter of 2017, and a drill program commenced in mid-January 2018.  In the third quarter of 2018, exploration included 5,892 metres (48 holes) of step-out drilling to extend the mineral resources beyond the current pit model.  Total drilling in the first nine months of 2018 was 15,144 metres.  Drilling results for Reyna de Plata were last reported in the Company’s news release dated July 25, 2018.

Selected recent drill results from the Reyna de Plata deposit are set out in the table below and drill hole coordinates are set out in a table in the Appendix of this news release.  The collars are also located on the Pinos Altos Local Geology Map.  All intercepts reported for the Reyna de Plata Zone show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Recent exploration drill results from the Reyna de Plata Deposit at the Pinos Altos mine

Drill Hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)
RP18-101	49.0	61.0	65	10.9	1.1	1.1	25	25
RP18-114	88.1	103.8	73	12.9	1.2	1.2	17	17
RP18-118	203.0	217.6	193	7.3	3.6	3.3	56	56
RP18-126	66.0	79.2	42	12.6	1.6	1.6	25	25
and	103.5	113.6	83	9.7	3.2	3.0	34	34
RP18-137	30.0	38.4	44	7.6	2.0	2.0	31	31
RP18-139	86.8	106.8	106	17.4	2.3	1.8	30	30
RP18-141	151.2	157.2	118	3.9	1.2	1.2	26	26
and	185.1	214.0	151	23.7	0.9	0.9	37	37
and	230.5	237.0	184	5.0	2.5	2.2	23	23
RP18-145	0.0	24.0	20	19.7	1.0	1.0	10	10
RP18-159	27.5	43.5	40	13.9	2.9	2.9	75	75
including	33.0	36.6	40	3.1	6.4	6.4	105	105

Cut-off value 0.30 g/t gold, maximum 3.0 metres internal dilution

Holes at the Reyna de Plata zone use a capping factor of 10 g/t gold and 200 g/t silver

[Pinos Altos Local Geology Map]

The Reyna de Plata deposit lies along the Reyna de Plata Fault, as does the Sinter Zone, approximately 1,740 metres to the northwest.  The Reyna de Plata deposit consists of low-sulphidation epithermal vein-style mineralization over a 2.5-kilometre strike length in an east-west direction, from surface to locally as deep as 250 metres.  The gold and silver mineralization is accompanied by green-clear-white quartz and calcite in veins, stockwork and breccia.

Recent deeper drilling has yielded significant intercepts below the current mineral resources, such as hole RP18-118 that intersected 3.3 g/t gold and 56 g/t silver over 7.3 metres at 193 metres depth.  Approximately 350 metres to the east, hole RP18-141 intersected 2.2 g/t gold and 23 g/t silver over 5.0 metres at 184 metres depth.  These are the deepest intercepts from the Reyna de Plata project to date.

Hole RP18-126 confirms previous drilling in the west side of the deposit, intersecting 1.6 g/t gold and 25 g/t silver over 12.6 metres at 42 metres depth and 3.0 g/t gold and 34 g/t silver over 9.7 metres at 83 metres depth.  Approximately 370 metres to the west, hole RP18-139 intersected 1.8 g/t gold and 30 g/t silver over 17.4 metres at 106 metres depth.

Approximately 1,300 metres east of the currently anticipated pit margin, along the same geological contact that hosts the Reyna de Plata deposit, hole RP18-159 intersected 2.9 g/t gold and 75 g/t silver over 13.9 metres at 40 metres depth, including 6.4 g/t gold and 105 g/t silver over 3.1 metres.  The latter is the highest grade intercept reported from the Reyna de Plata area to date.

The favourable lengths and grades of intercepts from this program appear to extend the mineralization to the west and at depth, while hole RP18-159 represents a new eastern area of potential for more mineral resources in the regional structure.  These results are expected to increase the mineral resources and allow for the conversion to indicated mineral resources at Reyna de Plata in the year-end mineral resources estimate.

Creston Mascota — Bravo Pit Now in Production; Expected to Provide Access to Higher Grade Ore

The Creston Mascota heap leach open pit mine has been operating as a satellite operation to the Pinos Altos mine since late 2010.  In the first nine months of 2018, the mine has been preparing to transition operations to the new Bravo pit and expanding the existing heap leach pad facility.

Creston Mascota Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2018	September 30, 2017
Tonnes of ore processed (thousands of tonnes)	309	518
Tonnes of ore processed per day	3,359	5,630
Gold grade (g/t)	0.84	1.54
Gold production (ounces)	8,024	11,054
Production costs per tonne	$27	$15
Minesite costs per tonne	$28	$15
Production costs per ounce of gold produced ($ per ounce):	$1,038	$709
Total cash costs per ounce of gold produced ($ per ounce):	$996	$632

Production costs per tonne in the third quarter of 2018 increased when compared to the prior-year period due to lower tonnes processed and the timing of unsold inventory, and have also been affected by longer hauling distances.  Production costs per ounce in the third quarter of 2018 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Minesite costs per tonne in the third quarter of 2018 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the third quarter of 2018 increased when compared to the prior-year period due to lower gold production, lower by-product revenue and the reasons described above.

Gold production in the third quarter of 2018 decreased when compared to the prior-year period due to lower tonnes processed at lower grades which was as a result of delays in accessing the main Bravo pit.  Mining at the main Bravo pit began in September.  The Company expects to increase production levels and gold grades by early in the fourth quarter of 2018.

Creston Mascota Mine - Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2018	September 30, 2017
Tonnes of ore processed (thousands of tonnes)	1,039	1,638
Tonnes of ore processed per day	3,806	6,000
Gold grade (g/t)	0.68	1.28
Gold production (ounces)	28,728	34,372
Production costs per tonne	$27	$14
Minesite costs per tonne	$27	$14
Production costs per ounce of gold produced ($ per ounce):	$982	$645
Total cash costs per ounce of gold produced ($ per ounce):	$882	$568

Production costs per tonne in the first nine months of 2018 increased when compared to the prior-year period due to lower tonnes processed and the timing of unsold inventory, and have also been affected by longer hauling distances.  Production costs per ounce in the first nine months of 2018 increased when compared to the prior-year period due to lower gold production and the reasons described above.

Minesite costs per tonne in the first nine months of 2018 increased when compared to the prior-year period due to reasons described above.  Total cash costs per ounce in the first nine months of 2018 increased when compared to the prior-year period due to lower gold production and the reasons described above.

Gold production in the first nine months of 2018 decreased when compared to the prior-year period due to lower tonnes processed at lower grades which was as a result of delays in accessing the main Bravo pit as described above.

A new waste rock storage site has been located closer to the Bravo deposit, which is expected to reduce waste haulage costs.  Permits for this new waste dump are expected to be received by the end of 2018.

Work relating to the Phase V heap leach pad expansion was paused from mid-August to late September as a result of the rainy season.  The heap leach pad expansion is ongoing and proceeding on budget with completion now expected in the fourth quarter of 2018.

La India — Heap Leach Optimization Initiatives Completed; Improved Gold Production in the Third Quarter of 2018

The La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company’s Pinos Altos mine, achieved commercial production in February 2014.

La India Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2018	September 30, 2017
Tonnes of ore processed (thousands of tonnes)	1,426	1,542
Tonnes of ore processed per day	15,500	16,761
Gold grade (g/t)	0.79	0.69
Gold production (ounces)	27,074	25,143
Production costs per tonne	$13	$10
Minesite costs per tonne	$13	$11
Production costs per ounce of gold produced ($ per ounce):	$668	$637
Total cash costs per ounce of gold produced ($ per ounce):	$685	$657

Production costs per tonne in the third quarter of 2018 increased when compared to the prior-year period due to lower tonnage and the timing of unsold inventory.  Production costs per ounce in the third quarter of 2018 increased when compared to the prior-year period due to the timing of unsold inventory, partially offset by higher gold production.

Minesite costs per tonne in the third quarter of 2018 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the third quarter of 2018 increased when compared to the prior-year period primarily due to lower by-product revenue and the timing of unsold inventory, partially offset by higher gold production.

Gold production in the third quarter of 2018 increased when compared to the prior-year period due to higher grades and plant optimizations.

Optimization work on the La India adsorption, desorption and recovery plant and commissioning of the carbon regeneration kiln were completed in the third quarter of 2018.  These modifications to the plant contributed to the higher gold production in the quarter.

La India Mine - Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2018	September 30, 2017
Tonnes of ore milled (thousands of tonnes)	4,677	4,273
Tonnes of ore milled per day	17,132	15,652
Gold grade (g/t)	0.72	0.69
Gold production (ounces)	75,049	75,650
Production costs per tonne	$11	$10
Minesite costs per tonne	$11	$10
Production costs per ounce of gold produced ($ per ounce):	$683	$583
Total cash costs per ounce of gold produced ($ per ounce):	$682	$547

Production costs per tonne in the first nine months of 2018 were essentially the same when compared to the prior-year period.  Production costs per ounce in the first nine months of 2018 increased when compared to the prior-year period primarily due to increased heap leach costs resulting in a higher consumption of reagents and general materials.

Minesite costs per tonne in the first nine months of 2018 were essentially the same when compared to the prior-year period.  Total cash costs per ounce in the first nine months of 2018 increased when compared to the prior-year period primarily due to increased heap leach costs resulting in a higher consumption of reagents and general materials and lower by-product revenues.

Gold production in the first nine months of 2018 was essentially unchanged when compared to the prior-year period.

Detailed engineering regarding the heap leach expansion is in progress and is expected to be completed by late October, with construction to begin in the fourth quarter of 2018. Completion of the heap leach expansion is expected in the second quarter of 2019.

La India Exploration and Step-out Drilling Focused on El Realito and Chipriona Zones

Mine-site exploration at the La India property in the third quarter of 2018 included 7,400 metres (91 holes) at El Realito, 3,345 metres (36 holes) at Los Tubos, 1,683 metres (18 holes) at El Cochi and 1,571 metres (27 holes) at the Main Zone, totalling 13,999 metres (172 holes); the total mine-site drilling in the first nine months of 2018 was 25,819 metres, which forms a portion of the budget of 26,000 metres for 2018.  Drilling results for the La India property were last reported in the Company’s news release dated July 25, 2018.

In addition, regional exploration at the La India property in the third quarter of 2018 included drilling, mapping, surface sampling and metallurgical testing at the Chipriona regional target.  In the third quarter of 2018, Chipriona drilling totalled 7,599 metres (25 holes).  To date, 8,650 metres has been drilled in 2018 (17,232 metres altogether since 2017) with the aim of better understanding the geometry of the mineralized veins along the Chipriona corridor.  Drilling results for the Chipriona target were last reported in the Company’s news release dated April 26, 2018.

Nine kilometres northwest of the mine site is the Tarachi deposit where a bulk mineable type of mineralization was previously identified.  Tarachi has indicated mineral resources of 294,000 ounces gold (22.7 million tonnes grading 0.40 g/t gold) and inferred mineral resources of 68,000 ounces gold (6.5 million tonnes grading 0.33 g/t gold) as of December 31, 2017.  The mineral resources at Tarachi are separate from the mineral resources estimate for La India.  A 3,500-metre regional exploration diamond drill program began in early October, aimed at expanding the mineralized zones and testing new prospective areas within the deposit.

Selected recent drill results from the La India property are set out in the table below, and drill-hole collar coordinates are set out in a table in the Appendix of this news release.  The collars are located on the La India Mine Local Geology Map.  The intercepts reported for the La India property show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.  The gold and silver grades reported at the Chipriona Zone are uncapped.

Additional drilling is planned in the Chipriona and Tarachi areas over the remainder of 2018.

Recent exploration drill results from the La India property

Drill Hole	Vein	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)
CHP18-041	Chipriona - Jessica	397.0	405.6	222	5.5	2.7		107
CHP18-042	Chipriona	71.3	82.1	73	9.8	0.5		72
CHP18-043	Chipriona - in Hanging Wall	52.0	71.0	53	18.9	1.1		26
CHP18-046	Chipriona	99.0	108.5	92	7.8	0.9		570
CHP18-048	Chipriona	125.0	142.5	136	14.7	0.7		291
CHP18-053	Chipriona - Jessica	74.1	84.0	90	8.1	1.6		214
CHP18-056	Chipriona	141.0	155.0	139	10.4	0.7		143
CHP18-061	Chipriona - in Hanging Wall	23.0	40.0	20	15.4	1.3		8
and	Chipriona	290.0	309.0	130	16.5	1.5		50
CHP18-062	Chipriona - Jessica	60.0	103.0	63	37.2	2.4		98
including		67.0	86.0	65	16.5	5.1		216
and	Chipriona	118.0	138.0	83	16.4	1.6		53
including		129.4	134.6	83	4.3	3.6		121
INER18-189	El Realito	66.0	75.0	7	5.4	0.6	0.6	2	2
INER18-203	El Realito	52.5	62.0	30	7.4	1.2	1.2	15	15

Holes at the La India property use a capping factor of 10 g/t gold and 200 g/t silver.  The gold and silver grades reported at the Chipriona Zone are uncapped.

[La India Local Geology Map]

El Realito Exploration Results

Exploration drilling is defining and extending the mineralization at the El Realito satellite project, which is approximately 1.5 kilometres east of the North and La India zones, to evaluate the potential to increase mineral resources in close proximity to the existing La India mining operations, with encouraging results.  Drilling results for El Realito were last reported in the Company’s news release dated July 25, 2018.  The El Realito mineralization is found in northeast-striking subvertical parallel structural corridors of breccia that appear to have acted as conduits, bringing gold and silver mineralization into the favourable subhorizontal volcanic rock layers.

A step-out and exploration drill program at El Realito in the third quarter of 2018 was focused on drilling targets outside the current pit design.  Hole INER18-203 intersected 1.2 g/t gold and 15 g/t silver over 7.4 metres at 30 metres depth in the northwest part of the zone, outside of the current mineral resources area.  The El Realito mineralized system remains open along strike (northeast and southwest) and shows significant potential at depth; parallel mineralized structures have not yet been tested.  The drill program is currently testing extension of the mineralized system in order to expand the mineral resource.

Chipriona Zone

The Chipriona satellite target is located approximately one kilometre north of the North Zone at the La India mine.  Agnico Eagle acquired its 100% interest in the Chipriona property in December 2016.  Mineralization at Chipriona consists of what appears to be structurally controlled gold- and silver-rich veins, stringers and breccias with significant zinc, lead and copper content in sulphides.  Preliminary metallurgical testing is being conducted to determine the potential processing and cut-off grades for this type of mineralization.

Surface mapping and sampling have traced stacked structures within the Chipriona mineralized corridor, which has a width ranging from tens of metres to a few hundred metres over a northwest strike length of at least 2,000 metres; 1,800 metres of this length has been confirmed through drill-testing.  Mineralization has been intersected from surface to a depth of approximately 230 metres.  Significant mineralization has been intersected near surface over substantial widths; this suggests the potential for bulk mining lower-grade mineralization in stockwork zones that surround high-grade feeder zones.

Results from drilling in 2018 have demonstrated the continuity of mineralization in the main veins identified in 2017, as well as the consistency in thickness of the individual veins in the corridor.  Gold grades seem to increase compared to silver grades as the deeper portions of the system are tested.  Hole CHP18-062 intersected 2.4 g/t gold and 98 g/t silver over 37.2 metres at 63 metres depth, including 5.1 g/t gold and 216 g/t silver over 16.5 metres; a second intersection in the same drill hole averaged 1.6 g/t gold and 53 g/t silver over 16.4 metres at 83 metres depth, including 3.6 g/t gold and 121 g/t silver over 4.3 metres.

Other recent results in the area include hole CHP18-061 that intersected 1.3 g/t gold and 8 g/t silver over 15.4 metres at 20 metres depth and 1.5 g/t gold and 50 g/t silver over 16.5 metres at 130 metres depth.  Moving to the northwest, hole CMP18-041 intersected 2.7 g/t gold and 107 g/t silver over 5.5 metres at 222 metres depth; hole CHP18-046 intersected 0.9 g/t gold and 570 g/t silver over 7.8 metres at 92 metres depth; and hole CHP18-056 intersected 0.7 g/t gold and 143 g/t silver over 10.4 metres at 139 metres depth.

Drilling in the Chipriona target during the fourth quarter of 2018 will focus on testing the vertical continuity of mineralization identified during the first phase of the 2018 program, as all mineralized zones are still open at depth.

Santa Gertrudis — Drilling of the North and South Deposits Confirms Historic Mineral Resources with Potential for Expansion; and the Discovery of a Higher-Grade Zone

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017.  The 42,000-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

The property was the site of historic heap leach operations that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold between 1991 and 2000, and includes substantial surface infrastructure already in place including pre-stripped pits, haul roads, water sources and buildings.

Three favourable geological trends with a potential strike length of 18 kilometres have been identified on the property with limited drilling between deposits.  In addition, the previous owner reported high-grade mineralization along northeast-trending structures.

Drill results for the Santa Gertrudis project were last reported in the Company’s news release dated July 25, 2018.  This news release presents the drill results at the project in the third quarter of 2018 using portable and skid-mounted drill rigs, with the purpose of confirming and extending the historic mineral resources (estimated by previous owners) and exploring new concepts.

In the third quarter of 2018, 13,120 metres were drilled in 89 holes mainly in the Becerros, Toro, Escondida, Viviana and Trinidad zones.  The third quarter drilling almost completes 2018’s program to validate and confirm the most recent historical mineral resource estimates.  The 2018 exploration program at the project consists of 28,000 metres at a budget of $7.2 million.  Drilling is now focused on mineral resource expansion and exploring new target areas.

Selected recent drill results from the Santa Gertrudis project are set out in the table below, and drill hole coordinates are set out in a table in the Appendix of this news release.  Drill collars are also shown on the Santa Gertrudis Project Local Geology Map.  All intercepts reported for the Santa Gertrudis project show uncapped gold grades over an estimated true width and depth of midpoint below surface (metres), based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Santa Gertrudis project

Drill Hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
SGE18-067	Centauro	41.0	45.0	43	4.0	7.0
SGE18-068	Becerros	180.0	191.0	137	11.0	1.8
and	Becerros	197.0	200.0	151	3.0	2.2
SGE18-072	Toro	123.0	145.0	134	18.0	2.2
SGE18-076	Toro	96.0	100.0	98	4.0	1.1
and	Toro	140.9	152.7	145	11.8	3.3
SGE18-082	Toro	88.0	104.6	95	16.6	1.5
SGE18-087	Escondida	20.0	37.0	26	12.5	1.8
SGE18-089	Trinidad	103.0	110.0	30	7.0	2.8
and	Trinidad	123.0	133.0	38	10.0	10.5
including		125.6	129.0	37	3.4	19.5
SGE18-098	Viviana	80.0	99.0	89	8.9	4.8
SGE18-102	Viviana	49.0	52.0	51	3.0	3.0
and	Viviana	96.6	102.0	99	5.4	0.7

*No capping factor was used for these composites.  The cut-off grade for these intervals is 0.3 g/t gold.

[Santa Gertrudis Project Local Geology Map]

Recent assay results from the Becerros, Toro, Escondida, Viviana and Trinidad zones have confirmed mineralization and the potential for extensions in these areas, as well as the continuity of structurally-controlled feeders.

Exploration drilling in the third quarter of 2018 has discovered the high-grade structurally controlled Centauro Zone, where hole SGE18-067 intersected 7.0 g/t gold over 4.0 metres at 43 metres depth.  Centauro aligns well with, and may represent a projection of, the Camello area (part of Becerros Zone) 300 metres to the west.  Centauro potentially also lies at the intersection of the Corral and Toro trends.

In the Becerros Zone, located approximately 1,000 metres southwest of the Centauro Zone, hole SGE18-068 intersected two intervals that are part of the same mineralized corridor: 1.8 g/t gold over 11.0 metres at 137 metres depth and 2.2 g/t gold over 3.0 metres at 151 metres depth.  The main mineralized corridor that forms the Becerros deposit can now be traced over 1,500 metres strike length.

Four recent infill drill holes intersected the Toro Zone along a strike length of 1,660 metres, showing good correlation with historic drill results.  The recent Toro intercepts include hole SGE18-072 that intersected 2.2 g/t gold over 18.0 metres at 134 metres depth.  Sixteen hundred metres to the southwest, hole SGE18-076 had two intercepts in Toro: 1.1 g/t gold over 4.0 metres at 98 metres depth and 3.3 g/t gold over 11.8 metres at 145 metres depth.  The Toro Zone is located 1,400 metres northwest of the Becerros Zone.

The Escondida Zone is in the northern portion of the project, 2,800 metres northeast of the Toro Zone.  Recent drilling has confirmed the grades and widths of mineralization within the historic mineral resource area, such as hole SGE18-087 that twinned a historic hole, intersecting 1.8 g/t gold over 12.5 metres at 26 metres depth.

Seventeen hundred metres northwest of Toro is the Viviana Zone, where hole SGE18-098 intersected 4.8 g/t gold over 8.9 metres at 89 metres depth.  Approximately 34 metres to its southeast, hole SGE18-102 intersected two mineralized intervals: 3.0 g/t gold over 3.0 metres at 51 metres depth and 0.7 g/t gold over 5.4 metres at 99 metres depth.  Both exploration holes were drilled near the historic Viviana open pit.

At the Trinidad Zone, which is located 2,200 metres north-northeast of the Viviana Zone, recent drill results correlate well with historic drill holes in the area.  Hole SGE18-089 intersected two mineralized intervals: 2.8 g/t gold over 7.0 metres at 30 metres depth (beneath a former open pit mine) and 10.5 g/t gold over 10.0 metres at 38 metres depth (including 19.5 g/t gold over 3.4 metres).  Additional follow-up drilling in this area in 2018 will aim to expand the historic mineral resources.

An additional 5,800 metres of drilling is planned for the rest of 2018.  The Company expects to report its initial mineral resource estimate for Santa Gertrudis in mid-February 2019.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne” and “adjusted net income” that are not standardized measures under IFRS.  These data may not be comparable to data reported by other issuers.  For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see “Reconciliation of Non-GAAP Financial Performance Measures” below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).  The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues.  Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations.  Management also uses this measure to monitor the performance of the Company’s mining operations.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices.

All-in sustaining costs per ounce of gold produced on a by-product basis are calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses, and then dividing by the number of ounces of gold produced.  The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues.  All-in sustaining costs per ounce is used to show the full cost of gold production from current operations.  Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income for unsold concentrate inventory production costs, and then dividing by tonnes of ore processed.  As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels.  Management also uses this measure to determine the economic viability of mining blocks.  As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne.  Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the net income as recorded in the consolidated statements of income for foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments.  Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results.  Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne.  The estimates are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined.  It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at October 24, 2018.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include, without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses and cash flows; the estimated timing and conclusions of technical reports and other studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company’s plans to build operations at Meliadine, Amaruq and Akasaba West and the Company’s expansion plans at Kittila, including the timing, funding, completion and commissioning thereof; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration expenditures, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources; statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites; statements regarding the sufficiency of the Company’s cash resources and other statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof; and statements regarding the outcome of discussions with First Nations groups.  Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2017 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2017 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; the unfavorable outcome of litigation involving the Partnership; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This news release uses the terms “measured mineral resources” and “indicated mineral resources”.  Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This news release also uses the term “inferred mineral resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Christian Provencher, Eng., Vice-President, Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Vice-President, Nunavut Operations; relating to the Finland operations has been approved by Francis Brunet, Eng., Corporate Director Mining; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice President, Operations - U.S.A. & Latin America; and relating to exploration has been approved by Alain Blackburn, Eng., Senior Vice-President, Exploration and Guy Gosselin, Eng. and P.Geo., Vice-President, Exploration, each of whom is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The scientific and technical information relating to Agnico Eagle’s mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Daniel Doucet, Eng., Senior Corporate Director, Reserve Development; and relating to mineral reserves and mineral resources at the Canadian Malartic mine contained herein has been approved by Donald Gervais, P.Geo., Director of Technical Services at Canadian Malartic Corporation, each of whom is a “Qualified Person” for the purposes of NI 43-101.

Cautionary Note to U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral reserve and mineral resource estimates in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Best Practice Guidelines for Exploration and Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves, in accordance with NI 43-101.  These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”).  However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.  Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  A “final” or “bankable” feasibility study is required to meet the requirements to designate mineral reserves under Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, “inferred” and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

In prior periods, mineral reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current commodity price environment, Agnico Eagle has decided to use price assumptions that are below the three-year averages.

Assumptions used for the December 31, 2017 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00		Mexican peso per US$1.00		US$ per €1.00
Long-life operations and projects					C$	1.20	MXP	16.00	US$	1.15
Short-life operations - Lapa, Meadowbank mine, Santos Nino pit and Creston Mascota satellite operation at Pinos Altos	$1,150	$16.00	$2.50	$1.00	C$	1.25	MXP	17.00	Not applicable
Upper Canada, Upper Beaver*, Canadian Malartic mine**	$1,200	Not applicable	2.75	Not applicable	C$	1.25	Not applicable		Not applicable

*The Upper Beaver project has a C$125/tonne net smelter return (NSR)

**The Canadian Malartic mine uses a cut-off grade between 0.35 g/t and 0.37 g/t gold (depending on the deposit)

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, LaRonde Zone 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada	February 14, 2018
Goldex, Quebec, Canada	October 14, 2012
Lapa, Quebec, Canada	June 8, 2006
Meliadine, Nunavut, Canada	February 11, 2015
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake property), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

Appendix

Kittila mine exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
ROD13-002C	7537699	2558624	-443	089	-74	864
ROD13-002D	7537699	2558624	-443	089	-74	799
ROD13-002E	7537699	2558624	-443	089	-74	846
ROD18-700	7537998	2558629	-485	089	-58	759
ROU18-603	7538289	2558729	-729	089	-30	300
ROU18-604	7538289	2558729	-730	089	-38	332
ROU18-606	7538290	2558730	-727	072	25	210
ROU18-611	7538289	2558729	-730	077	-37	341
ROU18-616	7538288	2558729	-729	105	-31	318

* Finnish Coordinate System KKJ Zone 2

Reyna de Plata Deposit at Pinos Altos mine exploration drill collar coordinates

	Drill collar coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RP18-101	3131693	764920	1,959	199	-44	90
RP18-114	3131498	765325	1,979	202	-61	180
RP18-118	3131523	765284	1,979	200	-79	240
RP18-126	3131487	765344	1,983	200	-44	129
RP18-137	3131525	765097	2,017	199	-45	60
RP18-139	3131691	765033	1,949	200	-45	150
RP18-141	3131448	765625	2,021	201	-66	252
RP18-145	3131654	764900	1,983	201	-45	51
RP18-159	3130926	767274	2,146	201	-44	75

*                 Coordinate System UTM Nad 27 Zone N12

La India property exploration drill hole collar coordinates

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
CHP18-041	3180478	707317	1,591	225	-45	441
CHP18-042	3180574	70,852	1,505	225	-45	278
CHP18-043	3180540	707262	1,598	225	-45	270
CHP18-046	3180644	706806	1,532	225	-45	252
CHP18-048	3180707	706774	1,542	225	-45	300
CHP18-053	3180142	707177	1,510	045	-45	231
CHP18-056	3180793	706675	1,582	228	-47	230
CHP18-061	3180296	707326	1,576	225	-45	342
CHP18-062	3180415	707100	1,567	225	-45	317
INER18-189	3177767	708941	1,969	315	-50	201
INER18-203	3178233	708726	1,957	315	-55	120

* Coordinate System UTM NAD27 Mexico 12 Zone

Santa Gertrudis project exploration drill hole collar coordinates

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
SGE18-067	3388863	544544	1,428	193	65	102
SGE18-068	,387607	544144	1,385	96	49	225
SGE18-072	3389093	543734	1,412	234	75	150
SGE18-076	3388560	542247	1,331	153	50	165
SGE18-082	3389035	542920	1,335	195	62	100
SGE18-087	3390381	545566	1,462	50	45	102
SGE18-089	3392405	542254	1,279	176	60	150
SGE18-098	3390284	541988	1,309	220	75	129
SGE18-102	3390,54	542018	1,304	220	78	120

*Coordinate System UTM WGS84 12N Zone

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017(i)	2018	2017(i)

Operating margin(ii) by mine:
Northern Business
LaRonde mine	$65,405	$100,550	$229,682	$225,314
LaRonde Zone 5 mine	2,402	—	2,736	—
Lapa mine	1,467	9,825	8,059	24,219
Goldex mine	17,837	18,274	54,575	55,118
Meadowbank mine	32,816	55,324	84,010	175,465
Canadian Malartic mine(iii)	58,478	56,702	188,419	159,525
Kittila mine	19,115	25,662	57,736	77,244
Southern Business
Pinos Altos mine	29,072	29,445	95,911	112,616
Creston Mascota mine	1,660	6,993	12,609	23,164
La India mine	13,569	15,060	43,780	54,532
Total operating margin(ii)	241,821	317,835	777,517	907,197
Amortization of property, plant and mine development	143,859	118,312	416,698	379,261
Exploration, corporate and other	79,502	92,776	232,598	254,862
Income before income and mining taxes	18,460	106,747	128,221	273,074
Income and mining taxes expense	1,407	34,278	61,266	69,779
Net income for the period	$17,053	$72,469	$66,955	$203,295
Net income per share — basic (US$)	$0.07	$0.31	$0.29	$0.89
Net income per share — diluted (US$)	$0.07	$0.31	$0.29	$0.88

Cash flows:
Cash provided by operating activities	$137,573	$194,066	$465,366	$600,627
Cash used in investing activities	$(311,870)	$(265,617)	$(867,992)	$(622,748)
Cash (used in) provided by financing activities	$(13,952)	$(12,139)	$292,198	$339,268

Realized prices (US$):
Gold (per ounce)	$1,204	$1,282	$1,277	$1,255
Silver (per ounce)	$14.20	$16.92	$15.82	$17.20
Zinc (per tonne)	$2,615	$2,780	$3,167	$2,736
Copper (per tonne)	$5,900	$6,412	$6,661	$6,158

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Payable production(iv):
Gold (ounces):
Northern Business
LaRonde mine	88,353	105,345	262,664	256,347
LaRonde Zone 5 mine	3,823	515	8,424	515
Lapa mine	10,464	17,169	26,719	48,410
Goldex mine	31,255	28,906	89,659	91,914
Meadowbank mine	68,259	86,821	189,333	267,480
Canadian Malartic mine(iii)	88,602	82,097	263,868	235,988
Kittila mine	49,459	50,415	139,626	149,192
Southern Business
Pinos Altos mine	46,405	46,897	131,887	140,453
Creston Mascota mine	8,024	11,054	28,728	34,372
La India mine	27,074	25,143	75,049	75,650
Total gold (ounces)	421,718	454,362	1,215,957	1,300,321

Silver (thousands of ounces):
Northern Business
LaRonde mine	234	285	835	894
LaRonde Zone 5 mine	1	—	1	—
Lapa mine	—	1	1	3
Goldex mine	—	—	1	1
Meadowbank mine	35	72	143	208
Canadian Malartic mine(iii)	110	80	333	253
Kittila mine	3	4	9	10
Southern Business
Pinos Altos mine	658	695	1,737	1,923
Creston Mascota mine	59	71	227	197
La India mine	44	60	126	262
Total silver (thousands of ounces)	1,144	1,268	3,413	3,751

Zinc (tonnes)	872	1,771	4,696	4,500
Copper (tonnes)	1,026	1,056	3,279	3,235

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	86,292	103,483	282,985	261,645
LaRonde Zone 5 mine	7,155	—	7,838	—
Lapa mine	6,335	16,843	20,234	48,120
Goldex mine	30,884	28,026	88,873	91,403
Meadowbank mine	67,153	89,923	194,404	272,516
Canadian Malartic mine(iii)(v)	84,303	74,040	246,268	215,280
Kittila mine	48,340	49,513	139,878	149,623
Southern Business
Pinos Altos mine	44,714	35,704	134,727	128,676
Creston Mascota mine	7,795	10,763	29,183	33,803
La India mine	26,005	23,781	73,397	75,712
Total gold (ounces)	408,976	432,076	1,217,787	1,276,778

Silver (thousands of ounces):
Northern Business
LaRonde mine	225	296	836	903
LaRonde Zone 5 mine	1	—	1	—
Lapa mine	—	—	1	6
Goldex mine	—	—	1	1
Meadowbank mine	35	54	144	190
Canadian Malartic mine(iii)(v)	110	85	304	239
Kittila mine	3	4	9	9
Southern Business
Pinos Altos mine	659	550	1,798	1,742
Creston Mascota mine	59	63	226	183
La India mine	37	51	125	266
Total silver (thousands of ounces):	1,129	1,103	3,445	3,539

Zinc (tonnes)	1,118	1,314	6,627	5,095
Copper (tonnes)	1,036	1,157	3,269	3,271

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Total cash costs per ounce of gold produced — co-product basis (US$)(vi):
Northern Business
LaRonde mine	$625	$505	$629	$604
LaRonde Zone 5 mine (vii)	899	—	843	—
Lapa mine	1,062	706	917	757
Goldex mine(viii)	611	598	654	576
Meadowbank mine	702	671	852	614
Canadian Malartic mine(iii)	591	592	578	575
Kittila mine	814	755	878	740
Southern Business
Pinos Altos mine	726	630	764	606
Creston Mascota mine	1,093	717	1,007	660
La India mine	707	698	708	608
Weighted average total cash costs per ounce of gold produced	$690	$623	$719	$622

Total cash costs per ounce of gold produced — by-product basis (US$)(vi):
Northern Business
LaRonde mine	$514	$328	$446	$413
LaRonde Zone 5 mine (vii)	897	—	842	—
Lapa mine	1,061	706	916	755
Goldex mine(viii)	611	598	654	576
Meadowbank mine	694	661	839	602
Canadian Malartic mine(iii)	572	577	558	558
Kittila mine	813	753	876	739
Southern Business
Pinos Altos mine	533	376	560	369
Creston Mascota mine	996	632	882	568
La India mine	685	657	682	547
Weighted average total cash costs per ounce of gold produced	$637	$546	$647	$547

Notes:

(i) The Company has adopted IFRS 9 effective January 1, 2018 on a retrospective basis and the comparative amounts have been adjusted accordingly.

(ii) Operating margin is calculated as revenues from mining operations less production costs.

(iii) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(iv) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(v) The Canadian Malartic mine’s payable metal sold excludes the 5.0% net smelter royalty in favour of Osisko Gold Royalties Ltd.

(vi) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges, other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(vii) The LaRonde Zone 5 mine’s per ounce of gold production calculations exclude 515 ounces for the three and nine months ended September 30, 2017 of payable gold production and the associated costs which were produced prior to the achievement of commercial production on June 1, 2018.

(viii) The Goldex mine’s data presented on a per ounce of gold produced basis for the nine months ended September 30, 2017 excludes 8,041 ounces of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at September 30, 2018	As at December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$520,255	$632,978
Short-term investments	13,183	10,919
Restricted cash	411	422
Trade receivables	8,626	12,000
Inventories	491,900	500,976
Income taxes recoverable	36,349	13,598
Equity securities	76,163	122,775
Fair value of derivative financial instruments	4,263	17,240
Other current assets	206,527	150,626
Total current assets	1,357,677	1,461,534
Non-current assets:
Restricted cash	—	801
Goodwill	696,809	696,809
Property, plant and mine development	6,173,019	5,626,552
Other assets	128,334	79,905
Total assets	$8,355,839	$7,865,601
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$407,179	$290,722
Reclamation provision	4,611	10,038
Interest payable	34,295	12,894
Income taxes payable	11,856	16,755
Finance lease obligations	2,740	3,412
Fair value of derivative financial instruments	623	—
Total current liabilities	461,304	333,821
Non-current liabilities:
Long-term debt	1,721,549	1,371,851
Reclamation provision	359,089	345,268
Deferred income and mining tax liabilities	818,420	827,341
Other liabilities	46,622	40,329
Total liabilities	3,406,984	2,918,610
EQUITY
Common shares:
Outstanding — 234,550,171 common shares issued, less 697,328 shares held in trust	5,343,703	5,288,432
Stock options	195,093	186,754
Contributed surplus	37,254	37,254
Deficit	(569,795)	(595,797)
Other reserves	(57,400)	30,348
Total equity	4,948,855	4,946,991
Total liabilities and equity	$8,355,839	$7,865,601

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017(i)	2018	2017(i)

REVENUES
Revenues from mining operations	$518,683	$580,008	$1,653,400	$1,677,350

COSTS, EXPENSES AND OTHER INCOME
Production(ii)	276,862	262,173	875,883	770,153
Exploration and corporate development	40,939	50,106	110,098	109,742
Amortization of property, plant and mine development	143,859	118,312	416,698	379,261
General and administrative	29,404	27,986	93,512	86,494
Impairment loss on equity securities	—	1,432	—	7,246
Finance costs	23,914	20,298	71,023	57,839
Gain on derivative financial instruments	(8,143)	(8,830)	(5,009)	(15,207)
Environmental remediation	20	188	253	326
Foreign currency translation (gain) loss	(1,056)	4,322	(666)	7,821
Other (income) expenses	(5,576)	(2,726)	(36,613)	601
Income before income and mining taxes	18,460	106,747	128,221	273,074
Income and mining taxes expense	1,407	34,278	61,266	69,779
Net income for the period	$17,053	$72,469	$66,955	$203,295

Net income per share - basic	$0.07	$0.31	$0.29	$0.89
Net income per share - diluted	$0.07	$0.31	$0.29	$0.88

Weighted average number of common shares outstanding (in thousands):
Basic	233,584	231,404	232,969	229,696
Diluted	235,317	233,792	234,681	232,016

Notes:

(i) In accordance with the adoption of IFRS 9 on January 1, 2018, the Company has restated comparative information where required.

(ii) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017(i)	2018	2017(i)

OPERATING ACTIVITIES
Net income for the period	$17,053	$72,469	$66,955	$203,295
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	143,859	118,312	416,698	379,261
Deferred income and mining taxes	(15,138)	3,476	(8,872)	(5,734)
Stock-based compensation	11,331	9,337	38,788	34,257
Impairment loss on equity securities	—	1,432	—	7,246
Foreign currency translation (gain) loss	(1,056)	4,322	(666)	7,821
Other	208	(1,016)	(15,293)	6,458
Adjustment for settlement of reclamation provision	(1,221)	(444)	(2,515)	(2,739)
Changes in non-cash working capital balances:
Trade receivables	4,853	651	3,374	441
Income taxes	(10,309)	3,598	(27,650)	(15,012)
Inventories	(76,216)	(63,850)	(38,898)	(72,639)
Other current assets	(4,480)	(24,428)	(57,320)	(39,885)
Accounts payable and accrued liabilities	53,433	57,353	73,252	88,727
Interest payable	15,256	12,854	17,513	9,130
Cash provided by operating activities	137,573	194,066	465,366	600,627

INVESTING ACTIVITIES
Additions to property, plant and mine development	(310,602)	(256,965)	(746,917)	(577,876)
Acquisition	—	—	(162,479)	—
Net proceeds from sale of property, plant and mine development	—	—	35,083	—
Net purchases of short-term investments	(247)	(1,763)	(2,264)	(1,758)
Net proceeds from sale of equity securities and other investments	121	136	16,426	333
Purchases of equity securities and other investments	(1,139)	(7,000)	(8,653)	(43,425)
(Increase) decrease in restricted cash	(3)	(25)	812	(22)
Cash used in investing activities	(311,870)	(265,617)	(867,992)	(622,748)

FINANCING ACTIVITIES
Dividends paid	(21,073)	(17,563)	(63,140)	(55,790)
Repayment of finance lease obligations	(817)	(1,190)	(2,562)	(4,338)
Proceeds from long-term debt	—	—	250,000	280,000
Repayment of long-term debt	—	—	(250,000)	(410,412)
Notes issuance	—	—	350,000	300,000
Long-term debt financing	—	(156)	(2,285)	(2,285)
Repurchase of common shares for stock-based compensation plans	(171)	(119)	(26,503)	(24,659)
Proceeds on exercise of stock options	4,531	3,865	26,214	34,747
Common shares issued	3,578	3,024	10,474	222,005
Cash (used in) provided by financing activities	(13,952)	(12,139)	292,198	339,268
Effect of exchange rate changes on cash and cash equivalents	234	(4,780)	(2,295)	(1,655)
Net (decrease) increase in cash and cash equivalents during the period	(188,015)	(88,470)	(112,723)	315,492
Cash and cash equivalents, beginning of period	708,270	943,936	632,978	539,974
Cash and cash equivalents, end of period	$520,255	$855,466	$520,255	$855,466

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$6,661	$6,771	$48,336	$45,071
Income and mining taxes paid	$25,031	$27,438	$96,953	$96,593

Note:

(i)In accordance with the adoption of IFRS 9 on January 1, 2018, the Company has restated comparative information where required.

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

(Unaudited)

Total Production Costs by Mine	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
(thousands of United States dollars)
LaRonde mine	$46,519	$39,726	$174,363	$130,732
LaRonde Zone 5 mine	6,144	—	6,665	—
Lapa mine	6,044	12,064	17,329	36,713
Goldex mine	19,299	17,659	58,826	49,230
Meadowbank mine	48,844	60,484	166,817	168,859
Canadian Malartic mine(i)	50,736	45,020	148,613	130,273
Kittila mine	39,142	37,787	120,617	110,126
Pinos Altos mine	33,714	25,582	103,156	77,974
Creston Mascota mine	8,327	7,836	28,204	22,175
La India mine	18,093	16,015	51,293	44,071
Production costs per the consolidated statement of income	$276,862	$262,173	$875,883	$770,153

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced (ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii)  by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		88,353		105,345		262,664		256,347

Production costs	$46,519	$527	$39,726	$377	$174,363	$664	$130,732	$510
Inventory and other adjustments(iv)	8,724	98	13,462	128	(9,143)	(35)	24,141	94
Cash operating costs (co-product basis)	$55,243	$625	$53,188	$505	$165,220	$629	$154,873	$604
By-product metal revenues	(9,871)	(111)	(18,636)	(177)	(48,083)	(183)	(48,948)	(191)
Cash operating costs (by-product basis)	$45,372	$514	$34,552	$328	$117,137	$446	$105,925	$413

LaRonde Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2018				September 30, 2017				September 30, 2018				September 30, 2017
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			555				582				1,593				1,661

Production costs	$46,519		$84		$39,726		$68		$174,363		$109		$130,732		$79
Production costs (C$)	C$	60,780	C$	110	C$	54,305	C$	93	C$	222,803	C$	140	C$	175,103	C$	105
Inventory and other adjustments (C$)(v)	5,958		10		4,405		8		(31,362)		(20)		2,846		2
Minesite operating costs (C$)	C$	66,738	C$	120	C$	58,710	C$	101	C$	191,441	C$	120	C$	177,949	C$	107

LaRonde Zone 5 Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii) (vi)	September 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		3,823		—		8,424		—

Production costs	$6,144	$1,607	$—	$—	$6,665	$791	$—	$—
Inventory and other adjustments(iv)	(2,709)	(708)	—	—	432	52	—	—
Cash operating costs (co-product basis)	$3,435	$899	$—	$—	$7,097	$843	$—	$—
By-product metal revenues	(7)	(2)	—	—	(7)	(1)	—	—
Cash operating costs (by-product basis)	$3,428	$897	$—	$—	$7,090	$842	$—	$—

LaRonde Zone 5 Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii) (vii)	September 30, 2018				September 30, 2017				September 30, 2018				September 30, 2017
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			54				—				110				—

Production costs	$6,144		$114		$—		$—		$6,665		$61		$—		$—
Production costs (C$)	C$	8,001	C$	148	C$	—	C$	—	C$	8,682	C$	79	C$	—	C$	—
Inventory and other adjustments (C$)(v)	(3,427)		(63)		—		—		675		6		—		—
Minesite operating costs (C$)	C$	4,574	C$	85	C$	—	C$	—	C$	9,357	C$	85	C$	—	C$	—

Lapa Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		10,464		17,169		26,719		48,410

Production costs	$6,044	$578	$12,064	$703	$17,329	$649	$36,713	$758
Inventory and other adjustments(iv)	5,066	484	57	3	7,160	268	(83)	(1)
Cash operating costs (co-product basis)	$11,110	$1,062	$12,121	$706	$24,489	$917	$36,630	$757
By-product metal revenues	(4)	(1)	(5)	—	(13)	(1)	(99)	(2)
Cash operating costs (by-product basis)	$11,106	$1,061	$12,116	$706	$24,476	$916	$36,531	$755

Lapa Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2018				September 30, 2017				September 30, 2018				September 30, 2017
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			116				134				242				398

Production costs	$6,044		$52		$12,064		$90		$17,329		$72		$36,713		$92
Production costs (C$)	C$	7,771	C$	67	C$	15,288	C$	113	C$	22,166	C$	92	C$	48,337	C$	121
Inventory and other adjustments (C$)(v)	6,535		56		(51)		—		9,196		38		(527)		(1)
Minesite operating costs (C$)	C$	14,306	C$	123	C$	15,237	C$	113	C$	31,362	C$	130	C$	47,810	C$	120

Goldex Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)(viii)	September 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		31,255		28,906		89,659		83,873

Production costs	$19,299	$617	$17,659	$611	$58,826	$656	$49,230	$587
Inventory and other adjustments(iv)	(187)	(6)	(381)	(13)	(163)	(2)	(940)	(11)
Cash operating costs (co-product basis)	$19,112	$611	$17,278	$598	$58,663	$654	$48,290	$576
By-product metal revenues	(5)	—	(6)	—	(19)	—	(21)	—
Cash operating costs (by-product basis)	$19,107	$611	$17,272	$598	$58,644	$654	$48,269	$576

Goldex Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)(ix)	September 30, 2018				September 30, 2017				September 30, 2018				September 30, 2017
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			616				657				1,914				1,803

Production costs	$19,299		$31		$17,659		$27		$58,826		$31		$49,230		$27
Production costs (C$)	C$	25,157	C$	41	C$	22,231	C$	34	C$	75,712	C$	40	C$	64,356	C$	36
Inventory and other adjustments (C$)(v)	(99)		—		427		—		225		—		(257)		—
Minesite operating costs (C$)	C$	25,058	C$	41	C$	22,658	C$	34	C$	75,937	C$	40	C$	64,099	C$	36

Meadowbank Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		68,259		86,821		189,333		267,480

Production costs	$48,844	$716	$60,484	$697	$166,817	$881	$168,859	$631
Inventory and other adjustments(iv)	(945)	(14)	(2,199)	(26)	(5,592)	(29)	(4,622)	(17)
Cash operating costs (co-product basis)	$47,899	$702	$58,285	$671	$161,225	$852	$164,237	$614
By-product metal revenues	(514)	(8)	(919)	(10)	(2,314)	(13)	(3,284)	(12)
Cash operating costs (by-product basis)	$47,385	$694	$57,366	$661	$158,911	$839	$160,953	$602

Meadowbank Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2018				September 30, 2017				September 30, 2018				September 30, 2017
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			888				939				2,562				2,861

Production costs	$48,844		$55		$60,484		$64		$166,817		$65		$168,859		$59
Production costs (C$)	C$	64,489	C$	73	C$	77,233	C$	82	C$	214,629	C$	84	C$	221,168	C$	77
Inventory and other adjustments (C$)(v)	474		—		9		—		(5,153)		(2)		(2,885)		(1)
Minesite operating costs (C$)	C$	64,963	C$	73	C$	77,242	C$	82	C$	209,476	C$	82	C$	218,283	C$	76

Canadian Malartic Mine(i)	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		88,602		82,097		263,868		235,988

Production costs	$50,736	$573	$45,020	$548	$148,613	$563	$130,273	$552
Inventory and other adjustments(iv)	1,632	18	3,624	44	3,846	15	5,513	23
Cash operating costs (co-product basis)	$52,368	$591	$48,644	$592	$152,459	$578	$135,786	$575
By-product metal revenues	(1,652)	(19)	(1,300)	(15)	(5,198)	(20)	(4,166)	(17)
Cash operating costs (by-product basis)	$50,716	$572	$47,344	$577	$147,261	$558	$131,620	$558

Canadian Malartic Mine(i)	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2018				September 30, 2017				September 30, 2018				September 30, 2017
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			2,557				2,528				7,700				7,564

Production costs	$50,736		$20		$45,020		$18		$148,613		$19		$130,273		$17
Production costs (C$)	C$	65,891	C$	26	C$	56,303	C$	22	C$	191,194	C$	25	C$	170,167	C$	22
Inventory and other adjustments (C$)(v)	2,134		—		3,787		2		5,212		—		5,658		1
Minesite operating costs (C$)	C$	68,025	C$	26	C$	60,090	C$	24	C$	196,406	C$	25	C$	175,825	C$	23

Kittila Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		49,459		50,415		139,626		149,192

Production costs	$39,142	$791	$37,787	$750	$120,617	$864	$110,126	$738
Inventory and other adjustments(iv)	1,117	23	264	5	1,910	14	322	2
Cash operating costs (co-product basis)	$40,259	$814	$38,051	$755	$122,527	$878	$110,448	$740
By-product metal revenues	(44)	(1)	(69)	(2)	(154)	(2)	(153)	(1)
Cash operating costs (by-product basis)	$40,215	$813	$37,982	$753	$122,373	$876	$110,295	$739

Kittila Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore milled (thousands of tonnes)		474		429		1,365		1,291

Production costs	$39,142	$83	$37,787	$88	$120,617	$88	$110,126	$85
Production costs (€)	€33,643	€71	€32,734	€76	€101,480	€74	€98,586	€76
Inventory and other adjustments (€)(v)	526	1	287	1	955	1	65	—
Minesite operating costs (€)	€34,169	€72	€33,021	€77	€102,435	€75	€98,651	€76

Pinos Altos Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		46,405		46,897		131,887		140,453

Production costs	$33,714	$727	$25,582	$545	$103,156	$782	$77,974	$555
Inventory and other adjustments(iv)	(28)	(1)	3,986	85	(2,335)	(18)	7,189	51
Cash operating costs (co-product basis)	$33,686	$726	$29,568	$630	$100,821	$764	$85,163	$606
By-product metal revenues	(8,969)	(193)	(11,937)	(254)	(27,019)	(204)	(33,295)	(237)
Cash operating costs (by-product basis)	$24,717	$533	$17,631	$376	$73,802	$560	$51,868	$369

Pinos Altos Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		508		587		1,630		1,760

Production costs	$33,714	$66	$25,582	$44	$103,156	$63	$77,974	$44
Inventory and other adjustments(v)	(104)	—	4,285	7	(2,575)	(1)	7,056	4
Minesite operating costs	$33,610	$66	$29,867	$51	$100,581	$62	$85,030	$48

Creston Mascota Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		8,024		11,054		28,728		34,372

Production costs	$8,327	$1,038	$7,836	$709	$28,204	$982	$22,175	$645
Inventory and other adjustments(iv)	447	55	88	8	730	25	523	15
Cash operating costs (co-product basis)	$8,774	$1,093	$7,924	$717	$28,934	$1,007	$22,698	$660
By-product metal revenues	(784)	(97)	(937)	(85)	(3,581)	(125)	(3,167)	(92)
Cash operating costs (by-product basis)	$7,990	$996	$6,987	$632	$25,353	$882	$19,531	$568

Creston Mascota Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		309		518		1,039		1,638

Production costs	$8,327	$27	$7,836	$15	$28,204	$27	$22,175	$14
Inventory and other adjustments(v)	262	1	22	—	372	—	305	—
Minesite operating costs	$8,589	$28	$7,858	$15	$28,576	$27	$22,480	$14

La India Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		27,074		25,143		75,049		75,650

Production costs	$18,093	$668	$16,015	$637	$51,293	$683	$44,071	$583
Inventory and other adjustments(iv)	1,061	39	1,528	61	1,842	25	1,901	25
Cash operating costs (co-product basis)	$19,154	$707	$17,543	$698	$53,135	$708	$45,972	$608
By-product metal revenues	(606)	(22)	(1,022)	(41)	(1,982)	(26)	(4,569)	(61)
Cash operating costs (by-product basis)	$18,548	$685	$16,521	$657	$51,153	$682	$41,403	$547

La India Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		1,426		1,542		4,677		4,273

Production costs	$18,093	$13	$16,015	$10	$51,293	$11	$44,071	$10
Inventory and other adjustments(v)	816	—	1,097	1	1,129	—	779	—
Minesite operating costs	$18,909	$13	$17,112	$11	$52,422	$11	$44,850	$10

Notes:

(i) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(ii) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges, other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii) Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income for inventory production costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v) This inventory and other adjustment reflects production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.

(vi) The LaRonde Zone 5 mine’s per ounce of gold production calculations exclude 515 ounces for the three and nine months ended September 30, 2017 of payable gold production and the associated costs which were produced prior to the achievement of commercial production on June 1, 2018.

(vii) The LaRonde Zone 5 mine’s per tonne calculations exclude 7,709 tonnes for the three and nine months ended September 30, 2017 and the associated costs which were processed prior to the achievement of commercial production on June 1, 2018.

(viii) The Goldex mine’s data presented on a per ounce of gold produced basis for the nine months ended September 30, 2017 excludes 8,041 ounces of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

(ix) The Goldex mine’s data presented on a per tonne basis for the nine months ended September 30, 2017 excludes 175,514 tonnes processed and the associated costs related to the Deep 1 Zone which were processed prior to the achievement of commercial production.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
Production costs per the consolidated statements of income and comprehensive income (thousands of United States dollars)	$276,862	$262,173	$875,883	$770,153
Adjusted gold production (ounces)(i) (ii)	421,718	453,847	1,215,957	1,291,765
Production costs per ounce of adjusted gold production(i) (ii)	$657	$578	$720	$596
Adjustments:
Inventory and other adjustments(iii)	33	45	(1)	26
Total cash costs per ounce of gold produced (co-product basis)(iv)	$690	$623	$719	$622
By-product metal revenues	(53)	(77)	(72)	(75)
Total cash costs per ounce of gold produced (by-product basis)(iv)	$637	$546	$647	$547
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	139	178	157	155
General and administrative expenses (including stock options)	70	62	77	67
Non-cash reclamation provision and other	2	3	4	3
All-in sustaining costs per ounce of gold produced (by-product basis)	$848	$789	$885	$772
By-product metal revenues	53	77	72	75
All-in sustaining costs per ounce of gold produced (co-product basis)	$901	$866	$957	$847

Notes:

(i) Adjusted gold production for the nine months ended September 30, 2017 excludes 8,041 ounces of payable gold production at the Goldex mine’s Deep 1 Zone which were produced prior to the achievement of commercial production.

(ii) Adjusted gold production for the three and nine months ended September 30, 2017 exclude 515 ounces of payable gold production  at the LaRonde Zone 5 mine which were produced prior to the achievement of commercial production on June 1, 2018.

(iii) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(iv) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income  for by-product metal revenues, inventory production costs, smelting, refining and marketing charges, other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.